Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to present revenue before presenting New Category revenue or constant currency revenue.

11 February 2022 – PRESS RELEASE / PRELIMINARY RESULTS
BRITISH AMERICAN TOBACCO p.l.c.
YEAR ENDED 31 DECEMBER 2021 2021 – A PIVOTAL YEAR DELIVERED, BUYBACK ANNOUNCED

PERFORMANCE HIGHLIGHTS	REPORTED		ADJUSTED

	Current rates	Vs 2020 (current)	Current Rates	Vs 2020 (constant)

Cigarette and THP volume share		+10 bps
Cigarette and THP value share		+20 bps
Non-Combustibles consumers[1]	18.3m	+4.8m
Revenue (£m)	£25,684m	-0.4%	£25,684m	+6.9%
Revenue from New Categories (£m)	£2,054m	+42.4%	£2,054m	+50.9%
Profit from operations (£m)	£10,234m	+2.7%	£11,150m	+5.2%
Operating margin (%)	39.8%	+120 bps	43.4%	-70 bps
Diluted EPS (pence)	295.6p	+6.0%	329.0p	+6.6%
Net cash generated from operating activities (£m)	£9,717m	-0.7%
Borrowings[3] (£m)	£39,658m	-9.8%
Dividend per share (pence)	217.8p	+1.0%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on pages 46 to 51, with reconciliations from the most comparable IFRS measure provided. Note – 1. Internal estimate. 2. N/A 3. Includes lease liabilities.

Faster Transformation	Strong FY Results

• New Categories revenue up 51% to £2,178m*

• Non-combustible product** consumer acquisition +4.8m to 18.3m

• Vapour revenue up 59%*

• glo revenue up 46%*

• Modern Oral revenue up 41%*

• £2 billion 2022 buyback announced

• Revenue up 6.9%* led by pricing and New Category growth

• Combustible revenue up 4.0%* with price/mix of 4.3%, reflecting Emerging Market (EM) performance and COVID-19 recovery

• Cigarette value share up 10 bps

• Further £595m cost savings, driven by Quantum

• Adjusted profit from operations up 5.2%* includes a negative transactional FX impact of 1.7%

• Adjusted operating margin down 70 bps

• Adjusted diluted EPS up 6.6%*

* at constant rates of exchange ** These products are not risk free and are addictive.

Jack Bowles, Chief Executive: “In 2021 the business delivered on our transformation journey to build A Better Tomorrow. It has been a pivotal year: we accelerated New Category revenue, with growth of over 50%* and reached a total of 18.3m consumers (up 4.8m) of our non-combustible products. New Category losses reduced for the first time, contributing to earnings growth, while at the same time delivering strong financial results: 2021 has been a pivotal year.

Putting ESG at the heart of our strategy and corporate purpose is delivering sustainable growth, encouraging more consumers to transition to reduced risk products and reducing the health impact of our business. We are also on track to achieve our other ESG targets, including carbon neutrality from our operations by 2030.

These strong foundations enable us to embark on the next phase of our journey - Faster Transformation - towards A Better Tomorrow. We are on a path to deliver £5bn of revenue and profitability^ from New Categories by 2025 and are developing opportunities Beyond Nicotine, leveraging our knowledge and capabilities from New Categories.

These foundations also provide the financial flexibility to be more active in our capital allocation to deliver sustainable long-term value for shareholders. With leverage within our target range, we will continue to invest in a faster transformation and deliver strong returns to shareholders. In addition to maintaining a growing dividend the Board has approved a £2bn share repurchase programme for 2022.

I would like to thank all our people and partners for their continued focus and commitment in delivering our strong results throughout this difficult COVID-19 period. The BAT of tomorrow will be a high-growth, consumer centric, multi-category consumer goods company. We are confident in delivering a Faster Transformation, continued robust financial performance and superior cash returns to shareholders. We are confident of delivering A Better Tomorrow.”

2022 outlook:

•	Global tobacco industry volume expected to be down c.2.5%.
•	Constant currency revenue growth of 3%-5%.
•	Strong New Category revenue growth and further reduction in losses.
•	Translational foreign exchange is expected to be broadly neutral on full year adjusted EPS growth.

^ Based upon Category Contribution – defined as profit from the sale of brands after directly attributable costs (including marketing expenses) and before the allocation of overheads

CHIEF EXECUTIVE’S STATEMENT

FASTER TRANSFORMATION - TOWARDS A BETTER TOMORROWTM

“2021 has been a pivotal year in our transformation journey to build A Better Tomorrow. We continued to make excellent progress on our strategic commitments while delivering value to all our stakeholders. It is thanks to the resilience of our people and partnerships that we are continuing to capitalise on the opportunities that are transforming our industry.

“We are committed to reducing the health impact of our business through a multi-category approach. As I said in our Half-Year Report in July 2021, delivering on our purpose in the second half of the year would require a focus on developing and delivering consumer-focused products and brands to accelerate momentum. That is exactly what this set of results demonstrates:

•	The growth, from 13.5m to 18.3m, in consumers of non-combustible products was our strongest to date;
•	Non-combustible products now account for 12% of Group revenues;
•	Vapour revenue was up 59%*, with our global brand, Vuse, now the leading vapour brand by value share globally;
•	Following volume share gains in ENA and Japan, revenue from our THP, glo, was up 46%*; and
•	Revenue in Modern Oral, largely through Velo, was up 41%*.

“In 2021, we recorded New Category revenue growth of over 50%*. The performance of our reduced-risk**† portfolio, encompassing our strong global brands, Vuse, glo and Velo, places us on track to reach the business transformation targets we set ourselves of:

•	£5bn of revenue and profitability in our New Categories by 2025; and
•	50m consumers of non-combustible products by 2030.

“We are also firmly committed to the ESG targets we have set. These include becoming carbon neutral across our operations (Scope 1 and 2 emissions) by 2030 and net zero across our value chain (Scope 1,2 and 3) by 2050. Sustainability has long been central to our business and ethos. We produced our first ever Social Report 20 years ago and, in 2021, we were recognised as a global sustainability leader for the 20th consecutive year in the Dow Jones Sustainability Indices.

“The next phase of our transformation will focus on creating a sustainable Enterprise of the Future. Across the business, we are seeing the benefits of Quest, our organisational transformation programme. Quest is underpinned by five accelerators and has been designed to enhance our existing strengths and deliver further value from our consumer reach and global presence.

“Through Quest, we continue to develop the capabilities required to build our multi-category business, enhance our future sustainability and deliver our digital transformation, contributing to the delivery of A Better Tomorrow.”

FINANCE & TRANSFORMATION DIRECTOR’S STATEMENT

STRONG CASH FLOW DRIVES DELEVERAGE AND ENABLES SHARE BUYBACK.

2021 was the pivotal year in our transformation journey with key milestones achieved in both New Categories and in de-leveraging.

Our accelerating New Category performance is now a sizeable contributor to Group revenue growth, with Non-Combustibies contributing nearly half of total Group revenue growth. Capitalising on this momentum, we further increased New Category investment by £496 million in 2021, while reducing New Category losses for the first time with a clear pathway to profitability by 2025. Investment is funded by continued strong value growth from combustibles together with Quantum savings, which reached £1.3 billion annualised savings.

Constant currency adjusted diluted EPS growth of 6.6% was at the top end of our mid-single digit EPS guidance. Our robust operating performance enabled us to absorb the net impact of a number of one-off factors during the year. These included the headwinds from the structural change in excise in Australasia, the disposal of our operations in Iran and a transactional foreign exchange headwind of 1.7%, partially offset by the benefit of trade inventory movements in the U.S. (which are expected to unwind in early 2022) mainly linked to the timing of price increases and uncertainty about a potential excise increase. Reported volume in the U.S. was down 5.0%, with underlying volume down approximately 7%.

We have worked hard to generate strong cash flow over recent years with nearly £10 billion of net cash generated from operating activities in 2021.

This gives us the flexibility to adopt a more active capital allocation framework to deliver long-term value for shareholders. This will include continuing to grow the dividend and maintaining our target leverage corridor, whilst also considering potential bolt-on M&A opportunities and share buybacks to enhance shareholder returns.

The Board will prioritise capital allocation opportunities each year in-line with this new longer-term active capital allocation framework, while continuing to take into account macro and fiscal influences, and potential regulatory and litigation outcomes. As a first step, we have announced a dividend increase of 1.0% to 217.8p and a £2 billion share repurchase programme for 2022.

Our liquidity profile remains strong, with average debt maturity close to 10 years and maximum debt maturities in any one calendar year of around £4 billion. In September 2021 we successfully launched our first €2 billion perpetual hybrid bond transaction. The issuance contributes to the diversification of our sources of funding and further strengthens our capital structure.

The next phase of our journey will be enabled by our transformation programme Quest. Through Quest we are building a sustainable Enterprise of the Future, delivering the organisational flexibility to implement and operationalise our growth strategy – from simplifying the business to faster decision-making, powered by our Ethos.

* at constant rates of exchange ** Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

† Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

**A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

GROUP OPERATING REVIEW

TOTAL GROUP VOLUME and REVENUE

For year ended 31 December	Volume (unit)		Revenue (£m)

			Reported			At constant rates

	2021 Unit	Change %	2021 £m	2020 £m	Change %	FX £m	2021 cc £m	2020 £m	Change %
New Categories			2,054	1,443	+42.4%	124	2,178	1,443	+50.9%
Vapour (10ml units / pods mn)	535	+55.5%	927	611	+51.8%	46	973	611	+59.3%
THP (sticks bn)	19.1	+78.7%	853	634	+34.4%	74	927	634	+46.1%
Modern Oral (pouches mn)	3,296	+70.5%	274	198	+38.8%	4	278	198	+40.6%
Traditional Oral (stick eq bn)	8.0	-3.9%	1,118	1,160	-3.6%	77	1,195	1,160	+3.0%
Total Non-Combustibles			3,172	2,603	+21.9%	201	3,373	2,603	+29.6%
Cigarettes (sticks bn)	637	-0.1%
OTP incl RYO/MYO (stick eq bn)	18	-9.2%
Total Combustibles	655	-0.3%	22,029	22,752	-3.2%	1,640	23,669	22,752	+4.0%
Other			483	421	+14.7%	36	519	421	+23.1%
Total			25,684	25,776	-0.4%	1,877	27,561	25,776	+6.9%
Cigarettes and THP (sticks bn)	656	+1.2%

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

New Category consumables volume growth accelerated and was up substantially (over 50% in all three categories). Cigarette volume was broadly flat and cigarette volume share down 10 bps with emerging markets beginning to recover from the impact of COVID-19 last year, including Bangladesh, Pakistan, Vietnam, Brazil and Chile, more than offset by volume decline in Indonesia, U.S., Ukraine, Russia and Japan and the sale of our business in Iran partway through the year. Duty paid industry cigarette volume was stable during the year.

On a reported basis, revenue declined by 0.4% to £25,684 million. Strong revenue growth in New Categories, up 42.4%, was supported by good cigarette pricing (partially offset by negative geographic mix), and value share gains of 10 bps. These were more than offset by a translational foreign exchange headwind of 7.3% and an estimated £260 million impact in Australasia (due to the structural excise change and a competitive pricing environment), offset by an estimated £200 million benefit from trade inventory movements in the U.S. mainly linked to the timing of price increases and uncertainty about a potential excise increase. Excluding the foreign exchange headwind, revenue was up 6.9% on a constant currency basis.

Revenue from non-combustibles now represents 12.4% of Group revenue, up from 10.1% in 2020 (and 4.2% in 2017), reflecting strong New Category revenue growth of 42.4% (or 50.9% at constant rates of exchange).

PROFIT FROM OPERATIONS AND OPERATING MARGIN

For year ended 31 December	Reported PfO (£m) Operating Margin (%)			Adjusted PfO (£m) Adjusted Operating Margin (%)

	2021	2020	Change	Adj	FX	2021 cc	2020	Change

Profit from Operations (PfO)	10,234	9,962	+2.7%	916	802	11,952	11,365	+5.2%

Operating Margin	39.8%	38.6%	+120 bps			43.4%	44.1%	-70 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

Profit from operations on a reported basis was up 2.7% at £10,234 million, driven by an improvement in the Group’s operating performance, despite a transactional foreign exchange headwind of 1.7%. The Group’s operating performance also benefited from a reduction in one-off charges (2021: £916 million; 2020: £1,403 million) which included, in 2021, costs of £358 million related to the sale of the Group’s operations in Iran (as explained on page 20) partly offset by a £35 million credit related to a partial buy-out of the U.S. pension fund and a credit of £59 million related to the Reynolds American dissenting shareholders litigation that was concluded in our favour. However, this improvement in performance was largely offset by a translational foreign exchange headwind of 7%.

Reported operating margin was up 120 bps to 39.8%, largely due to pricing in combustibles, the reduction in adjusting items and cost savings delivered as part of Quantum.

Adjusted profit from operations and adjusted operating margin

Adjusted profit from operations at constant rates was up 5.2%, driven by strong revenue growth, lower losses from New Categories, £595 million of productivity savings driven by Quantum and the benefit of trade inventory movements in the U.S.. This was partly offset by geographic mix, Australasia profit impact, no significant recovery in our Global Travel Retail business (GTR) and the absorption of a 1.7% transactional headwind in the period. Accordingly, adjusted operating margin was down 70 bps at both current and constant rates of exchange.

CATEGORY PERFORMANCE REVIEW

A STEP CHANGE IN NEW CATEGORIES

For year ended 31 December	Volume (unit)		Revenue (£m)

			Reported			At constant rates

	2021 Unit	Change %	2021 £m	2020 £m	Change %	FX £m	2021 cc £m	2020 £m	Change %
New Categories			2,054	1,443	+42.4%	124	2,178	1,443	+50.9%
Vapour (10ml units / pods mn)	535	+55.5%	927	611	+51.8%	46	973	611	+59.3%
THP (sticks bn)	19.1	+78.7%	853	634	+34.4%	74	927	634	+46.1%
Modern Oral (pouches mn)	3,296	+70.5%	274	198	+38.8%	4	278	198	+40.6%
Traditional Oral (stick eq bn)	8.0	-3.9%	1,118	1,160	-3.6%	77	1,195	1,160	+3.0%
Total Non-Combustibles			3,172	2,603	+21.9%	201	3,373	2,603	+29.6%

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

VUSE – VAPOUR: Global Value Share leadership1

•	Vuse value share up 800 bps vs 2020 to reach 33.5 share in T5* markets

•	Consumer acquisition up 1.8m reaching 8.4m, with growth in all T5 markets

•	Vapour volume up 56% with revenue growth of 52% or 59% at constant rates of exchange

•	Vuse first global vapour brand independently verified by Vertis[2] as Carbon neutral in May 2021

With strong revenue growth and value share gains across all T5 markets, Vuse achieved global vapour value share leadership in July 2021, with a full year value share of 33.5% (up 800 bps vs 2020) and is now either at or approaching value share leadership in all T5 markets. We consolidated our volume share leadership of devices in all T5* markets, driven by industry leading consumer acquisition up 1.8 million to 8.4 million consumers.

In the U.S., we reached 32.5% value share, an increase of 760 bps on 2020, approaching value share leadership of the category, driven by the continued success of Alto. Vuse consumables volume grew 67%, materially outperforming the total vapour industry (which was up 21.2%). Our No.1 device volume share (in closed systems) further strengthened to 57.4% up 500 bps compared to 2020. In addition to volume growth, revenue growth of 46%, or 57% on a constant currency basis, was driven by price increases in both consumables and devices during the year, leveraging our Revenue Growth Management (RGM) tool as a key enabler of value creation.

In our other T5* markets, we continued to extend our value share leadership position:

•	In the UK, value share of the total vapour market was 31.0%, down 440 bps vs 2020. Vuse continued to perform well, with value share up 210 bps vs 2020 to reach 16.9%.

•	In France, our value share leadership of total vapour extended further to reach 45.7%, up 14.2 ppts vs 2020, driven by both ePen 3 and ePod.

•	In Germany, our value share of total vapour was 59.9%, up 10.1 ppts vs 2020, driven by ePen 3 and ePod.

•	In Canada, our value share of total vapour was 80.4%, up 34.3 ppts vs 2020, driven by ePod.

We have continued the rapid expansion of our e-commerce revenue with Vuse ranked No.1 overall in branded consumer search, and web traffic across our T5* markets3. Despite the impact of regulatory changes in the U.S., the number of consumers utilising our subscription programmes globally increased to c.25k, up 43% vs 2020.

In October, Vuse Solo received the first of its kind U.S. Food and Drug Administration (FDA) marketing authorisation for vapour products in Original flavour, confirming that the marketing of Vuse Solo products is appropriate for the protection of the public health, and underscoring years of scientific study and research. The Vuse Alto Premarket Tobacco Application (PMTA), which was submitted nearly a year after Vuse Solo, shares the same foundational science. We are confident in the quality of our applications.

* T5 markets by revenue are the U.S., UK, France, Germany and Canada; they account for 75% of total industry vapour revenue (closed systems).

1 Based on Vype/Vuse estimated value share from RRP in measured retail for vapour (i.e. total vapour category value in retail sales) in the U.S., Canada, France, UK, Germany. In 2021, AC Nielsen rebased the Group’s 2020 vapour value share in Germany from 50.1% to 49.9%.

2 Vuse’s carbon neutrality has been independently validated by Vertis based on product Life Cycle Assessment data provided by an independent third party. It is based on ePod, ePen, eTank mini, Alto devices and consumables internal sales forecast (calculated March 2021) for 12 months starting from April 2021. It has been delivered through carbon offset through reforestation projects.

3  Source: Similar Web.

CATEGORY PERFORMANCE REVIEW

glo - TOBACCO HEATING PRODUCTS (THP) – Hyper driving further volume share gains globally

•	glo THP category volume share up 480 bps in T9* markets vs 2020 to reach 18.1%

•	glo consumer acquisition up 2.7m reaching 6.7m with growth in all T9 markets

•	glo consumable volume up 79%, over three times industry volume growth of 26%

•	glo revenue growth up 34% with year on year and sequential growth accelerating in H2 2021

Driven by the continued success of glo Hyper in Japan and across THP markets in ENA, total consumable volume grew 79% in 2021, with average daily consumption increasing across key markets. glo achieved record THP category volume share in T9 markets of 18.1% vs 2020, up 480 bps with growth in all nine markets.

glo total revenue grew 34% or 46% at constant currency accelerating year on year, and sequentially in H2 versus H1. Since the launch of Hyper in the first half of 2020, glo’s performance on key metrics such as brand power and consumer conversion have continued to improve, supporting our ambition for glo to be the fastest growing global THP brand (by volume).

In Japan, volume growth for consumables and devices was driven by Hyper. With improved consumer conversion from trial to active usage of 41%, glo’s volume share of the THP category reached 21.2%, up 180 bps on 2020.

In APME, consumable volume grew 27%, with device volume up 36% as we continued to invest in consumer acquisition. Revenue was up 3%, or 13% at constant rates of exchange, with the significant acceleration in H2 driven by consumable pricing and as we lap the impact of the Sens withdrawal in the prior year comparator. This was partly offset by the partial absorption of excise increases in Japan.

In ENA, glo volume grew 195%, around five times faster than THP industry growth rates of 41% in the region, with consecutive quarterly growth in key markets, driving continued strong revenue growth, up 150% or 167% at constant currency. The region now represents over 50% of our global THP volume and 40% of our global THP revenue.

•	In Russia, glo reached 19.3% THP category volume share, up 1,070 bps on 2020.
•	In Ukraine, glo reached 20.9% THP category volume share (up 990 bps vs 2020).
•	In Italy, glo reached 12.8% THP category volume share, up 870 bps, with Hyper driving 100% of the growth.
•	In Romania, we reached 22.1% category volume share, up 530 bps.

Hyper also continued to make good progress in Kazakhstan, Poland, Egypt, the Czech Republic and across other smaller ENA launch markets, and is now in 22 of glo’s 25 markets, with further market roll-outs planned in 2022.

* T9 markets by revenue are the Japan, South Korea, Russia, Italy, Romania, Germany, Ukraine, Poland and the Czech Republic; they account for 82% of total industry THP revenue.

CATEGORY PERFORMANCE REVIEW

VELO - MODERN ORAL – International and U.S. volume share gains

•	Continued strong global volume growth up 70.5%, with consumer numbers up 0.6m to 2.1m

•	ENA revenue up 44%, with volume up 46% driving volume share to 69.4%, up 380 bps

•	U.S. volume up 272%, with volume share of Modern Oral at 11.7%, up 410 bps vs 2020 in a highly competitive market

Our Modern Oral growth accelerated in 2021, with volume up 70.5% and revenue up 38.8%, or 40.6% at constant rates of exchange. Volume share of the Modern Oral category in our T5* markets was 34.7%, in line with 2020.

This was largely driven by the U.S, where volume share of Modern Oral increased by 410 bps, as volume grew 272% to 602 million pouches (2020: 162 million pouches). This growth was due to the portfolio and distribution expansion following the acquisition of the nicotine pouch products of Dryft Sciences LLC (Dryft) in October 2020. These products are now present in over 110,000 stores nationwide, in a highly competitive market.

While we are excited about the long-term potential of the Modern Oral market in the U.S., it currently represents less than 2% of the nicotine industry by revenue (in the U.S.) and 51% and 38% of global Modern Oral volume and value respectively.

The majority of Velo consumers (in the U.S.) adopted the brand as their first in Modern Oral, sourced evenly from combustible, snus, traditional oral and vapour consumers. Our insights suggest that a high percentage of Modern Oral users are already poly-users of other categories.

In ENA, we are volume share leaders of the Modern Oral category in 15 of the 17 markets where we are active. Volume was up 46% with revenue up 43.9%, or 45.6% at constant rates of exchange, as the Modern Oral market continues to grow rapidly, and we continue to expand our industry leading volume share position. We continue to drive innovation in the category, with the success of our Sachet, Black range and Velo Mini launches, as well as new flavours generated alongside consumers in our LAB co-creation hubs in Sweden. The global brand migration to Velo, which had been delayed by the impact of COVID-19, is expected to be completed in H1 2022.

•	In Sweden, where Modern Oral has grown to represent 13.5% of the total oral category, our volume share of the Modern Oral category reached 59.6%, an increase of 580 bps on 2020^.

•	In Norway, where Modern Oral now represents 28.7% of the total oral category, our volume share of the Modern Oral reached 63.9%, up 180 bps vs 2020.
•	In Denmark, where Modern Oral represents 90.5% of the total oral category, our volume share of the Modern Oral category fell by 130 bps to 92.6% in 2021.

Our pilot launches in emerging markets including Pakistan and Indonesia continue to deliver valuable insights, as we roll-out in key urban markets. We believe that Modern Oral is an exciting longer-term opportunity to commercialise reduced risk products**† by offering New Categories as affordable alternatives to adult nicotine consumers.

In Kenya, we continue to engage with the relevant authorities on the regulatory and fiscal framework to support a commercially sustainable re-entry into the Modern Oral category. In Germany, sales of Modern Oral have been suspended pending engagement with the authorities regarding the classification of tobacco-free nicotine pouches.

* T5 markets for Modern Oral are U.S., Sweden, Norway, Denmark and Switzerland.

^ Sweden volume share has been rebased to include Nicotine free pouches in all periods. Accordingly, BAT’s FY2020 volume share of Modern Oral was rebased to 53.8%.

** Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

†   Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

CATEGORY PERFORMANCE REVIEW

BEYOND NICOTINE

As consumers increasingly seek products offering wellbeing and stimulation characteristics, we are working with our venturing unit, Btomorrow Ventures (BTV), and selected third parties to strengthen our understanding of this market. We are applying these learnings and developing our own portfolio of products addressing consumer needs not just today, but into the future.

BTV has completed 17 investments since launch in 2020, including 9 new investments during 2021, in innovative consumer, new sciences and technology businesses. The companies in which we invest are carefully selected for original ideas across a range of criteria, as well as a cultural fit which allows us to work together to leverage the strength of the BAT Group in helping entrepreneurial candidates accelerate and sustain growth. This approach provides us with evolving capabilities for the future across both our New Categories and Beyond Nicotine.

In March 2021, we entered a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded Organigram Holdings Inc., focused on research and product development activities of next generation adult cannabis products, with an initial focus on cannabidiol (CBD).

In January 2022, we announced the launch of KBio Holdings Limited (KBio) to accelerate the research, development and production of novel treatments. KBio will leverage the existing plant-based technology capabilities of BAT and Kentucky BioProcessing Inc. (KBP), the existing BAT-owned U.S. plant biologics organisation.

TRADITIONAL ORAL

Group volume declined 3.9% to 8.0 billion stick equivalents. Total revenue was £1,118 million (2020: £1,160 million), down 3.6% due to the impact of foreign exchange. At constant rates, revenue grew 3.0%, driven by continued strong pricing in the U.S. (price mix of 8%) which accounts for 96% of revenue from the category.

In the U.S., Traditional Oral volume declined 5.1% in 2021, with value share of moist up 10 bps and volume share down 50 bps. This was driven by Grizzly which continues to drive value growth through strong pricing.

The Modified Risk Tobacco Product (MRTP) applications for Camel Snus were discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) of the FDA in September 2018. After extensive work with the FDA, we expect that the applications will remain under review until the second half of 2022.

VALUE THROUGH COMBUSTIBLES – Continued global value share gains

•	Group value share up 10 bps, driven by the U.S., up 60 bps.

•	Volume share down 10 bps, with strong growth in APME more than offset by AMSSA, ENA and U.S.

•	Revenue down 3.2% due to foreign exchange, up 4.0% at constant rates.

•	Continued strong pricing, partially offset by negative geographic mix.

Group cigarette value share increased 10 bps vs 2020, driven by the continued performance of the strategic cigarette brands in the U.S. (up 80 bps). This combined with higher cigarette value share in Japan, Bangladesh, Germany, Turkey, Taiwan, Pakistan, the Czech Republic, Colombia and Malaysia to more than offset lower value share in Indonesia, Saudi Arabia, Canada, Australia, South Africa, Poland, France and Italy. Group cigarette volume share was down by 10 bps. Pricing continued to be strong, with combustibles price/mix of 4.3%.

Group cigarette volume was largely in line with 2020 at 637 billion sticks (2020: 638 billion sticks). Volume growth in:

•	South Africa, as the market recovered from the COVID-19 lockdown and ban of sales in April to August 2020;
•	Pakistan, where illicit trade reduced following significant excise-led growth in recent years;
•	Bangladesh, driven by the continued strength of the local portfolio; and
•	Vietnam, with strong volume recovery post COVID-19 lockdowns in the comparator.

was more than offset by volume decline in:

•	Iran, following the sale of the Group’s operations in August 2021;
•

the U.S., where the Group’s cigarette volume was down 5.0% to 69.5 billion sticks (2020: 73.1 billion sticks) partly benefiting from trade inventory movements (mainly linked to the timing of price increases and uncertainty about a potential excise increase) which are expected to unwind in early 2022; and

•	Indonesia, where the Group has sought to drive increased value with pricing ahead of the industry.

Our GTR business showed no material signs of recovery due to COVID-19 travel restrictions.

CATEGORY PERFORMANCE REVIEW

Value share of the strategic cigarette brands was, collectively, up 20 bps although volume declined by 0.3%:

•

Dunhill’s value share was down 10 bps as growth in Romania, Pakistan, Taiwan and Brazil was more than offset by declines in Indonesia, South Korea, Australia and Saudi Arabia. Volume was 8.9% lower, largely due to the impact of the tax increases and minimum retail price compliance in Indonesia;

•

Kent’s value share was stable as growth in Turkey, Russia, South Korea, Saudi Arabia and Ukraine was offset by lower value share in Japan, Romania and Brazil. Volume was down 2.6% as growth in Turkey was more than offset by lower volume in Japan and the Middle East (due to the sale of the business in Iran partway through the year);

•

Lucky Strike’s value share grew 30 bps, as growth in the U.S. (following launch in December last year), AMSSA (particularly Brazil, Colombia and Chile), Japan, Russia and Germany more than offset lower value share in Indonesia, France and Spain. Volume grew 19.6% driven by Russia, the U.S., Brazil, Algeria and Japan, partially offset by the impact of the tax increases and minimum retail price compliance in Indonesia;

•

Rothmans’ value share was down by 10 bps as growth in Brazil, the Czech Republic and Malaysia was offset by lower value share in Russia, Australia, New Zealand, Poland, South Korea, South Africa, Ukraine and the UK. Volume was down 3.0% as growth in Brazil and Cuba was more than offset by lower volume in Russia, Ukraine and Kazakhstan; and

•

Pall Mall’s value share was down 20 bps as growth in Mexico and Germany was more than offset by lower value share in the U.S., Saudi Arabia, Australia, Canada, Chile, Romania and New Zealand. Volume was 2.2% higher, largely driven by Pakistan.

The Group’s U.S. domestic strategic combustibles portfolio largely performed well:

•	Newport value share increased 70 bps in the U.S., despite a 3.3% volume decline;
•	Natural American Spirit value share grew 20 bps compared to 2020. Volume was marginally lower than 2020, down by 0.8%; and
•	Camel’s value share declined 30 bps in the U.S., with volume 9.0% down against 2020 driven by macroeconomic deterioration and competitive pricing pressure.

Volume of other tobacco products (OTP) declined 9.2% to 18.3 billion sticks equivalent (being 3% of the Group’s combustible portfolio).

Revenue from combustibles was down 3.2% at £22,029 million (2020: £22,752 million) with a translational foreign exchange headwind of 7.2% more than offsetting the impact of higher pricing across the Group. Revenue at constant rates of exchange was up 4.0% at £23,669 million (2020: £22,752 million) driven by good pricing notably in the U.S., Turkey, Canada, Germany, Bangladesh and Brazil, and an estimated £200 million benefit from trade inventory movements in the U.S. mainly linked to the timing of price increases and uncertainty about a potential excise increase. This was partly offset by the impact of the structural change in excise and competitive pricing in Australasia (estimated at £260 million) and the disposal of the Group’s operations in Iran during the year.

SIMPLIFYING THE BUSINESS – Delivering the enterprise of the future

•	£1.3 billion total Quantum savings delivered early, driven by £595 million of phase 2 savings in 2021

•	Quest is delivering the Enterprise of the Future, an organisation with sustainability at its core

Through Quest, we are building a sustainable Enterprise of the Future, delivering the organisational flexibility to implement and operationalise our growth strategy – from simplifying the business to faster decision-making. Quest is an organisational transformation programme, built around five pillars, designed to deliver the Enterprise of the Future at enhanced speed. Underpinning Quest is:

•	Quantum, our programme designed to simplify our business;
•	Unleashing innovation through data-driven insights and foresights, leveraging state-of-the-art technologies to ensure we are building the brands of the future;
•	Empowering our organisation and attracting and retaining an increasingly diverse workforce;
•	Shaping the sustainability agenda through our focus on reducing the health impact of our business and demonstrating excellence across our other ESG measures; and
•	Technology and data analytics, which will drive our transformation and unlock commercial value across the entire value chain.

Phases 1 and 2 of the Quantum programme have already delivered greater organisational speed and agility, alongside operational efficiencies and supply chain productivity improvements. We have realised further savings of £595 million this year and delivered total savings of £1.3 billion to date, 12 months earlier than planned. The savings from Quantum are enabling further increased investment in New Categories and the building of new capabilities.

REGIONAL REVIEW

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure.

UNITED STATES (U.S.):

	Volume (unit)		Revenue (£m)

			Reported				At constant rates

For year ended 31 December	2021	Change	2021	2020	Change		FX	2021 cc	2020	Change
	Unit	%	£m	£m	%		£m	£m	£m	%

New Categories			564	394	+43.0%		40	604	394	+53.3%

Vapour (10ml units / pods mn)	291	+66.7%	561	383	+46.4%		40	601	383	+56.9%

THP (sticks bn)	0	+0.0%	1	1	-21.8%		-	1	1	-16.2%

Modern Oral (pouches mn)	602	+272%	2	10	-81.5%		-	2	10	-80.1%

Traditional Oral (stick eq bn)	7.1	-5.1%	1,077	1,126	-4.3%		78	1,155	1,126	+2.6%

Total Non-Combustibles			1,641	1,520	+8.0%		118	1,759	1,520	+15.7%

Total Combustibles (sticks bn)	70	-5.0%	10,015	9,926	+0.9%		719	10,734	9,926	+8.1%

Other			35	27	+26.9%		2	37	27	+36.0%

Total			11,691	11,473	+1.9%		839	12,530	11,473	+9.2%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)

			2021	2020	Change	Adj	FX	2021 cc	2020	Change

Profit from Operations (PfO)			5,566	4,975	+11.9%	321	456	6,343	5,784	+9.7%

Operating Margin			47.6%	43.4%	+420 bps			50.6%	50.4%	+20 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

•	Vuse approaching value share leadership in the U.S., reaching 32.5% share, up 760 bps.

•	Vuse Solo first to receive FDA vapour marketing authorisation for vapour products, supporting foundational science for other Alto applications.

•	Velo consolidated its position in a highly competitive market; distribution reached 110k stores.

•	Combustible value share 60 bps higher, led by strategic brands’ portfolio value share increasing 80 bps.

Regional Revenue and Profit from Operations

Reported revenue increased 1.9% and was up 9.2% on a constant currency basis. This was driven by our RGM capabilities, pricing in cigarettes and traditional oral and continued strong vapour revenue growth (up 46.4%) together with an estimated £200 million benefit from trade inventory movements mainly linked to the timing of price increases and uncertainty about a potential excise increase. This was offset by combustible volume decline (lapping a strong comparative period) and translational foreign exchange headwinds of 7.3% due to the relative strength of sterling versus the U.S. dollar.

Reported profit from operations rose by 11.9%, with reported margin up 420 bps to 47.6%. This was driven by combustibles pricing, higher revenue and reducing losses from Vuse, savings from Quantum and marketing spend effectiveness measures, and the benefit from trade inventory movements, together with lower one-off charges (as 2021 included net credits in respect of a partial buy-out of the U.S. pension fund (£35 million) and the finalisation of the dissenting shareholders litigation (£59 million), whilst 2020 included a £400 million charge related to cases regarding payment obligations for brands previously sold to a third party). These were partially offset by translational foreign exchange headwinds.

At constant rates of exchange, adjusted profit from operations was up 9.7% with adjusted operating margin up 20 bps to 50.6%.

New Categories

In vapour, Vuse showed outstanding growth in U.S. with value share up 760 bps to reach 32.5%. Consumable volumes increased by 67%, and revenue was up 46%, or 57% at constant rates of exchange. Pricing on consumables in H2 2021 offset the roll-over impact of the negative mix from the successful launch of the quad-pack in H2 2020. Vuse Alto was the driving force of this growth, representing over 90% of Vuse revenues in the U.S. in 2021, up from 83% in 2020. During 2021 the Group maintained device leadership, up 500 bps to reach 57.4% volume share, a strong lead indicator for future consumable volume and revenue growth.

Industry vapour volumes were up 21.2% reflecting a continued recovery from the EVALI crisis in 2019 and the impacts of the flavour ban in early 2020, with industry volumes and revenue now both above 2019 peak levels.

REGIONAL REVIEW

UNITED STATES (U.S.) cont:

In October 2021, Vuse Solo received the first of its kind U.S. FDA marketing authorisation for vapour products in Original flavour, confirming that the marketing of Vuse Solo products are appropriate for the protection of public health in the U.S.. This represents a key regulatory accomplishment in BAT’s journey towards delivering A Better TomorrowTM. The Vuse Alto PMTA was submitted nearly a year after Vuse Solo and shares the same foundational science. We remain confident in the quality of all our applications and expect to hear more on their progress over the course of 2022.

While the Group has no presence in such products in the U.S., it is notable that flavoured disposable vapour products – as well as flavoured products containing synthetic nicotine – have continued to increase both volume share and value share over the period. This remains a concern given flavoured disposable products’ increase in share of youth consumption in the U.S., as highlighted in the 2021 National Youth Tobacco Survey.

We support efforts by the FDA to address the increasing availability of synthetic nicotine products and enhance the FDA’s enforcement actions against other flavoured disposable vapour products. That includes taking action against those flavoured (excluding menthol and tobacco) cartridge/pod-based vapour products that the FDA announced in 2020 must be withdrawn from the market unless and until they have been granted marketing orders by the agency through the PMTA process. The FDA is under increased scrutiny from Congress to assert its regulatory authority over these types of products, including clarifying the legal framework within which such products should be regulated, which we believe is likely to lead to substantive action by the FDA.

In Modern Oral volume was up 272% with reported revenue down 82% (2021: £2 million; 2020: £10 million) in a highly competitive market, as the Group invested in promotional pricing and the national roll-out of the Velo branded nicotine pouch products. The expanded range of products is now available in over 110,000 stores under the Velo brand. Velo volume share increased 410 bps from 2020 to reach 11.7% in December. While growing year on year, driven by distribution expansion by the Group and other industry participants, the Modern Oral segment remains small, only representing around 1.6% of total nicotine value share. Low levels of average daily consumption due to high levels of poly-usage with other nicotine categories supports the Group’s multi-category approach.

Traditional Oral

Traditional Oral revenue reduced by 4.3%. Revenue was up 2.6% excluding the adverse impact of foreign exchange as strong pricing of 7.7% was partially offset by volume decline of 5.1%. Value share of moist was up 10 bps with volume share down 50 bps, as Grizzly continues to drive value growth through strong pricing and leveraging the benefits of our digitally enabled RGM capabilities.

The MRTP applications for Camel Snus were discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) of the FDA in September 2018. After extensive work with the FDA, we expect that the applications will remain under review until the second half of 2022.

Combustibles

Combustibles revenue was marginally higher than 2020, up 0.9% (or 8.1% at constant rates of exchange), driven by pricing (the Group implemented four rounds of price increases in the year, supported by our RGM capabilities). This was partly offset by a 5.0% decline in volume to 70 billion sticks (2020: 73 billion sticks) which benefitted from trade inventory movements (mainly linked to the timing of price increases and uncertainty about a potential excise increase) which are expected to unwind in 2022. The underlying volume decline, adjusted for the number of selling days and inventory movements, was c.7%. Industry volume was down 6.5%, driven by rising gas prices and the partial unwinding of last year’s additional supply chain inventories and stronger consumption trends.

Total cigarette value share increased by 60 bps during the year driven by our premium brands Newport and Natural American Spirit, with combustibles price/mix up 13.1%. In December 2020, we successfully relaunched the iconic brand Lucky Strike broadening our portfolio in the lower priced segment, while complementing Pall Mall and leveraging our RGM capabilities in key states, resulting in Lucky Strike achieving around 1% national share in the first year of launch.

Volume share reduced by 40 bps as we continued to focus on value generation.

On 29 April 2021, the FDA announced that it had set in motion the process of advancing two tobacco product standards regarding menthol in cigarettes and all flavoured cigars. The Group’s U.S. business will evaluate any proposed regulation and will participate in any consultation and rulemaking processes by submitting comments grounded in science-based evidence. We believe that the published science does not support regulating menthol cigarettes differently from non-menthol. We believe that the scientific evidence neither shows a difference in health risks between menthol and non-menthol cigarettes, nor indicates that menthol cigarettes adversely affect initiation, dependence or cessation.

REGIONAL REVIEW

ASIA-PACIFIC AND MIDDLE EAST (APME):

	Volume (unit)		Revenue (£m)

			Reported				At constant rates

For year ended 31 December	2021	Change	2021	2020	Change		FX	2021 cc	2020	Change
	Unit	%	£m	£m	%		£m	£m	£m	%

New Categories			535	514	+4.2%		53	588	514	+14.2%

Vapour (10ml units / pods mn)	9	+65.6%	18	15	+26.0%		1	19	15	+27.5%

THP (sticks bn)	9.3	+26.5%	511	497	+2.8%		51	562	497	+13.0%

Modern Oral (pouches mn)	254	+197%	6	2	+179%		1	7	2	+199%

Traditional Oral (stick eq bn)	-	-	-	-	-		-	-	-	-

Total Non-Combustibles			535	514	+4.2%		53	588	514	+14.2%

Total Combustibles (sticks bn)	208	+4.4%	3,555	3,935	-9.6%		287	3,842	3,935	-2.3%

Other			101	88	+13.0%		4	105	88	+20.1%

Total			4,191	4,537	-7.6%		344	4,535	4,537	0.0%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)

			2021	2020	Change	Adj	FX	2021 cc	2020	Change

Profit from Operations (PfO)			1,287	1,472	-12.6%	430	116	1,833	1,853	-1.1%

Operating Margin			30.7%	32.4%	-170 bps			40.4%	40.8%	-40 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

•	Continued volume momentum with glo Hyper more than offsetting the partial absorption of Japan excise increase

•	Combustible volume growth driven by recovery from COVID-19 lockdowns in 2020

•	Estimated £260m structural excise change impact and competitive pricing environment in Australasia

Regional Revenue and Profit from operations

Reported revenue declined 7.6% at current exchange rates, but excluding a translational foreign exchange headwind, was in line with 2020 on a constant rate basis. Volume share gains in combustibles and higher combustible volume, up 4.4%, largely driven by the emerging market recovery from the impact of COVID-19 in 2020 (including Bangladesh, Vietnam and Pakistan), were offset by a negative geographic mix effect, the impact of the structural excise change and competitive pricing in Australasia (estimated at £260 million), and the sale of the Group’s operations in Iran part way through the year.

Reported profit from operations declined 12.6%, due to the lower revenue; the impact of the sale of the Group’s operations in Iran (which resulted in a charge of £358 million being recognised in the period largely due to historical foreign exchange movements being reclassified to the income statement in line with IFRS, as described on page 20), and due to the costs associated with the exit from Myanmar.

Excluding adjusting items (mainly in respect of the one-off exit costs from Iran and Myanmar), adjusted profit from operations fell 1.1% at constant rates of exchange, largely due to the decline in revenue.

New Categories

In THP, consumable volume increased 27% to 9.3 billion sticks (2020: 7.4 billion), driven by glo Hyper’s continued momentum. This momentum was partially offset by the impact of harmonisation of excise in Japan, with revenue growth of 2.8% (or 13.0% excluding the impact of currencies). In Japan, the largest THP market in the world, glo is the fastest growing THP brand, by volume, with volume share increasing to 6.8%, up 140 bps compared to 2020.

Our Modern Oral pilot launches in emerging markets including Pakistan and Indonesia continue to deliver valuable insights as we roll-out in key urban markets. We believe that Modern Oral is an exciting longer-term opportunity to commercialise reduced risk products by offering affordable New Category alternatives to adult nicotine consumers.

Combustibles

Revenue from combustibles fell 9.6% at current rates, and by 2.3% on a constant currency basis, as higher combustible volume and pricing in markets including Bangladesh was more than offset by negative geographic mix, and the combined impact of the structural excise change and highly competitive pricing environment in Australasia.

Value share decreased 20 bps, with volume share up 20 bps, as volume share gains (including in Bangladesh, Japan, Pakistan and Taiwan) more than offset losses in Indonesia (as the Group drove for value growth with pricing ahead of the industry) and Saudi Arabia.

REGIONAL REVIEW

AMERICAS AND SUB-SAHARAN AFRICA (AMSSA):

	Volume (unit)		Revenue (£m)

			Reported				At constant rates

For year ended 31 December	2021	Change	2021	2020	Change		FX	2021 cc	2020	Change
	Unit	%	£m	£m	%		£m	£m	£m	%

New Categories			141	66	+114%		-	141	66	+114%

Vapour (10ml units / pods mn)	62	+102%	141	65	+115%		-	141	65	+115%

THP (sticks bn)	-	-	-	-	-		-	-	-	-

Modern Oral (pouches mn)	-	-100%	-	1	-100%		-	-	1	-100%

Traditional Oral (stick eq bn)	-	-	-	-	-		-	-	-	-

Total Non-Combustibles			141	66	+114%		-	141	66	+114%

Total Combustibles (sticks bn)	148	0.0%	3,435	3,535	-2.8%		244	3,679	3,535	+4.1%

Other			225	171	+32.3%		22	247	171	+44.7%

Total			3,801	3,772	+0.8%		266	4,067	3,772	+7.8%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)

			2021	2020	Change	Adj	FX	2021 cc	2020	Change

Profit from Operations (PfO)			1,496	1,553	-3.7%	94	98	1,688	1,618	+4.3%

Operating Margin			39.3%	41.2%	-190 bps			+41.5%	+42.9%	-140 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

•	Revenue more than doubled in New Categories, led by Vuse.

•	Vuse consolidated value share leadership in key Canadian vapour market.

•	Strong cigarette pricing, partially offset by negative mix as volumes recovered from COVID-19 impacts in 2020.

Regional Revenue and Profit from operations

Reported revenue was marginally higher (up 0.8%), as 7.8% constant currency growth was offset by translational foreign exchange headwinds caused by the relative strength of sterling against a number of currencies, particularly the Brazilian real, Argentine peso, Nigerian naira and Kenyan shilling. On a constant currency basis, revenue growth was driven by combustibles pricing and a doubling of Vapour revenue.

Reported profit from operations declined 3.7% to £1,496 million, partly due to a charge of £54 million recognised in Peru in respect of goodwill (a non-cash adjusting item) due to the ongoing difficult trading conditions in that market and the translational foreign exchange headwind described earlier. Excluding adjusting items in both periods (which mainly related to Quantum and, in 2021, Peru goodwill), adjusted profit from operations increased 4.3% on a constant currency basis, as the growth in revenue was partially offset by transactional foreign exchange headwinds and increased incremental investment in New Categories.

New Categories

In vapour, revenue doubled, up 115%, as Vuse consolidated its value share leadership in Canada, with 34.3 ppts share growth compared to 2020, reaching 80.4% in 2021, driven by the success of Vuse ePod and launch of the upgraded 2.0 version. In South Africa, vapour revenue recovered from the prior year sales suspension, alongside cigarettes, as part of the country’s COVID-19 response, with volume almost tripling versus 2020, supported by the completion of the brand migration of Twisp to Vuse.

In Kenya, the government has reversed its sales ban and the government has reduced the rate of excise tax on Modern Oral from 106% of factory-made cigarettes to 17%.

Combustibles

The Group’s combustible share declined 70 bps on a volume and 70 bps on a value basis driven by Canada, South Africa, Mexico, and Brazil. Combustibles revenue fell 2.8% largely due to a negative translational foreign exchange impact. Revenue grew 4.1% at constant rates of exchange driven by strong combustibles pricing, with RGM driving value in key markets including Canada and South Africa. Negative mix driven by some limited downtrading partially offset pricing increases, as volume continued to recover from the impacts of COVID-19 in 2020 in a number of markets including Colombia and South Africa, with the latter still recovering from the illicit trade increases in 2020. In Brazil, COVID-19 related lockdowns and increased border security led to growth in the duty paid industry, with some growth in consumption at the lower end of the market.

REGIONAL REVIEW

EUROPE AND NORTH AFRICA (ENA):

	Volume (unit)		Revenue (£m)

			Reported				At constant rates

For year ended 31 December	2021	Change	2021	2020	Change		FX	2021 cc	2020	Change
	Unit	%	£m	£m	%		£m	£m	£m	%

New Categories			814	469	+73.6%		31	845	469	+80.3%

Vapour (10ml units / pods mn)	173	+29.8%	207	148	+40.2%		5	212	148	+43.8%

THP (sticks bn)	9.8	+195%	341	136	+150%		23	364	136	+167%

Modern Oral (pouches mn)	2,440	+46.4%	266	185	+43.9%		3	269	185	+45.6%

Traditional Oral (stick eq bn)	0.9	+6.1%	41	34	+18.2%		(1)	40	34	+18.1%

Total Non-Combustibles			855	503	+69.8%		30	885	503	+76.1%

Total Combustibles (sticks bn)	229	-3.1%	5,024	5,356	-6.2%		390	5,414	5,356	+1.1%

Other			122	135	-8.9%		8	130	135	-4.9%

Total			6,001	5,994	+0.1%		428	6,429	5,994	+7.3%

			Reported PfO (£m) Margin (%)			Adjusted PfO (£m) Adjusted operating margin (%)

			2021	2020	Change	Adj	FX	2021 cc	2020	Change

Profit from Operations (PfO)			1,885	1,962	-3.9%	71	132	2,088	2,110	-1.0%

Operating Margin			31.4%	32.7%	-130 bps			32.5%	35.2%	-270 bps

Use of the term “cc” refers to the variance between the 2021 adjusted performance, at 2020 exchange rates, against the adjusted 2020 performance.

•	80% New Categories revenue growth at constant exchange, with over 40% growth in all three New Categories.

•	Strong vapour revenue growth ahead of volume growth, extending our value share leadership.

•	glo Hyper driving a more than doubling of THP revenue; Hyper now launched in 18 markets.

•	Combustibles volume share down by 30 bps, and value share down by 20 bps.

Regional Revenue and Profit from operations

Reported revenue was marginally higher than 2020 (up 0.1%) at current rates, as 80% New Categories revenue growth and combustible pricing were offset by translational foreign exchange headwinds. On a constant currency basis, revenue was up by 7.3%.

Reported profit from operations decreased by 3.9% as the strong New Category revenue growth, in combination with tight control of overheads and Quantum cost savings, were more than offset by incremental investment in New Categories and foreign exchange headwinds. Adjusted profit from operations was down 1.0% at constant rates of exchange.

New Categories

Vapour revenue increased by 40%, ahead of strong volume growth of 30%, driven by vapour market growth and consumables pricing, with Vuse extending its value share leadership in all key markets. In the UK and France, trade margin optimisation, together with growth ahead of incremental marketing investment led to a reduced drag on regional profit from operations. The Vype brand was successfully migrated to Vuse during the year, completing the transitions of our major markets.

THP volumes almost tripled, with revenue more than doubling, driven by the continued strong momentum and roll out of glo Hyper, which has now been launched in 18 markets in the region. glo continued to grow volume share in key THP markets across ENA, with glo’s 2021 share of THP reaching 19.3% in Russia (up 1,070 bps on 2020), 12.8% in Italy (up 870 bps on 2020), 20.9% in Ukraine (up 990 bps on 2020) and 22.1% in Romania (up 530 bps on 2020). Building on its successful launch in H2 2020, glo’s THP category volume share is now around or over 20% in most key markets.

In Modern Oral, revenue grew 44%, driven by 46% volume growth, with volume share gains in both the Modern Oral and Total Oral categories in established markets such as Sweden, Norway, Denmark and Switzerland. In Germany, sales of Modern Oral were suspended during the year, pending engagement with authorities regarding the classification of tobacco-free nicotine pouches.

Combustibles

Combustibles revenue fell 6.2% at current rates but grew 1.1% excluding the impact of foreign exchange, as the combustible volume decline of 3.1% was more than offset by price/mix growth. Volume share was down 30 bps (versus 2020), with value share down by 20 bps. Volume share was up in Turkey, Germany and the Czech Republic, but was more than offset by reductions in Russia, Poland, France, Italy, Spain, Romania, the UK, Ukraine and Denmark.

OTHER FINANCIAL INFORMATION

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	2021					2020
For six months ended 30 June	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Profit from Operations

U.S.	5,566	321	5,887	456	6,343	4,975	809	5,784

APME	1,287	430	1,717	116	1,833	1,472	381	1,853

AMSSA	1,496	94	1,590	98	1,688	1,553	65	1,618

ENA	1,885	71	1,956	132	2,088	1,962	148	2,110

Total Region	10,234	916	11,150	802	11,952	9,962	1,403	11,365

Net finance costs	(1,486)	55	(1,431)	(89)	(1,520)	(1,745)	153	(1,592)

Associates and joint ventures	415	12	427	29	456	455	(13)	442

Profit before tax	9,163	983	10,146	742	10,888	8,672	1,543	10,215

Taxation	(2,189)	(210)	(2,399)	(164)	(2,563)	(2,108)	(322)	(2,430)

Non-controlling interests	(173)	(6)	(179)	(14)	(193)	(164)	(8)	(172)

Coupons relating to hybrid bonds net of tax	(12)	-	(12)	-	(12)	-	-	-

Profit attributable to shareholders	6,789	767	7,556	564	8,120	6,400	1,213	7,613

Diluted number of shares (m)	2,297		2,297		2,297	2,295		2,295

Diluted earnings per share (pence)	295.6		329.0		353.5	278.9		331.7

Notes to the analysis of profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

NET FINANCE COSTS

Net finance costs were £1,486 million, compared to £1,745 million in 2020. This was a decrease of 14.8%, largely due to:

•	charges incurred in 2020 in relation to the redemptions and tender offer to repurchase certain bonds undertaken to de-risk the Group’s future financing programme, which did not repeat in 2021; and

•	a translational foreign exchange tailwind due to the strength of sterling.

Also in 2021, the Group issued perpetual hybrid bonds totalling €2 billion, recognised, in line with IAS 32 Financial Instruments, as equity. The coupons paid on such instruments are recognised in equity rather than as a charge to the income statement in net finance costs. In 2021, in line with IAS 33 Earnings Per Share, £12 million has been recognised as a deduction to EPS similar to non-controlling interests.

On a constant currency basis, and after adjusting for items including the charges in relation to the redemptions and tender offer (incurred in 2020) and finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 40), adjusted net finance costs were £1,520 million, a decrease of 4.5% (2020: £1,592 million). For a full reconciliation of net finance costs to adjusted net finance costs at constant rates, see page 48.

RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s share of post-tax results of associates and joint ventures decreased from £455 million to £415 million which largely relates to the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results was 4.8% lower at £419 million (2020: £440 million), primarily due to the ongoing difficult trading environment and impact of COVID-19 which continued to negatively impact ITC through unprecedented business disruption, with the results also impacted by a translational foreign exchange headwind.

Included above are adjusting costs of £12 million (2020: net adjusting gain of £13 million). These mainly related to:

•	a deemed gain of £6 million (2020: £17 million) on dilution of the Group’s holding in ITC (see page 33); offset by

•	an impairment of £18 million recognised in 2021 in respect of one of the Group’s associates in Yemen, given the ongoing operational challenges in that country; and

•	£4 million recognised in 2020, being the Group’s share of charges recognised by ITC in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire.

Excluding these and the impact of translational foreign exchange, on an adjusted constant rate basis, the Group’s share of post-tax results from associates and joint ventures was higher than 2020, up 3.3% to £456 million. Please refer to page 33 for discussion of the adjusting items within the Group’s share of post-tax results from associates and joint ventures.

OTHER FINANCIAL INFORMATION

TAXATION

The tax rate in the income statement was a charge of 23.9% (2020: 24.3%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 30 to 33 and by the inclusion of the share of associates and joint ventures post-tax profit in the Group’s pre-tax results.

Excluding these, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 36 was 24.7% in 2021 (2020: 24.9%). The decrease largely reflects the prior and current year tax reclaims in Brazil together with mix of profits. A full reconciliation from taxation on ordinary activities to the underlying tax rate is provided on page 49.

EARNINGS PER SHARE

Basic earnings per share were up 6.0% at 296.9p (2020: 280.0p) as the growth in operational performance, a lower effective tax rate and lower net finance costs, combined with lower one-off charges more than offset the impact of translational foreign exchange headwinds.

Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share declined 0.8% to 329.0p (2020: 331.7p). On a constant translational foreign exchange basis, adjusted diluted earnings per share were 6.6% higher at 353.5p. For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 49.

CASH FLOW

	For year ended 31 December

	2021	2020	Change

	£m	£m	%

Net cash generated from operating activities	9,717	9,786	-0.7%

	As at 31 December

	2021	2020	Change

	£m	£m	%

Borrowings (including lease liabilities)	39,658	43,968	-9.8%

In the Group’s cash flow, prepared in accordance with IFRS and presented on page 28, net cash generated from operating activities declined by 0.7% to £9,717 million (2020: £9,786 million) primarily driven by timing of MSA payments in the U.S. and higher tax payments (mainly in Canada and the U.S.) and a translational foreign exchange headwind. These were largely offset by a favourable movement in inventories as stock builds in Australia in 2020 did not repeat. In 2021, the Group paid £248 million related to litigation payments (2020: £464 million) which included, in both 2021 and 2020, payments in respect of Engle and the developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Mississippi and Minnesota for brands previously sold to a third party. Also included in the litigation payments in 2020 was the payment in respect of a settlement of an excise dispute in Russia with regard to prior periods.

OTHER FINANCIAL INFORMATION

BORROWINGS AND NET DEBT

Borrowings (which includes lease liabilities) were £39,658 million at 31 December 2021, a decrease of 9.8% (31 December 2020: £43,968 million) largely due to the refinancing undertaken in 2021 (with the €2 billion perpetual hybrid bonds issued in the year recognised as equity), repayment of borrowings in the year (partly due to the cash flow generated by the business after the payment of dividends to shareholders in the period) and a foreign exchange tailwind due to the relative movements of sterling, mainly against the U.S. dollar.

The Group remains confident of its ability to access the debt capital markets successfully and reviews its options on a continuing basis.

The Group’s average centrally managed debt maturity was 10.1 years at 31 December 2021 (31 December 2020: 9.9 years), and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.6% (2020: 16.4%).

The Group defines net debt as borrowings (including related derivatives and lease liabilities), less cash and cash equivalents (including restricted cash) and current investments held at fair value. Closing net debt was £36,302 million (31 December 2020: £40,241 million). A reconciliation of borrowings to net debt is provided below.

	As at 31 December

	2021	2020	Change

	£m	£m	%

Borrowings (including lease liabilities)	(39,658)	(43,968)	-9.8%

Derivatives in respect of net debt	91	346	-73.7%

Cash and cash equivalents	2,809	3,139	-10.5%

Current investments held at fair value	456	242	+88.4%

Net debt	(36,302)	(40,241)	-9.8%

Maturity profile of net debt:

Net debt due within one year	(792)	(635)	+24.7%

Net debt due beyond one year	(35,510)	(39,606)	-10.3%

Net debt	(36,302)	(40,241)	-9.8%

Also impacting the carrying value of net debt at the balance sheet date are the net proceeds received from the issuance of the perpetual hybrid bonds (£1,681 million) and cash payments related to share schemes and investing activities totalling £150 million (31 December 2020: £210 million), which, in 2021, included the derecognition of cash held in respect of the sale of the Group’s operations in Iran in 2021 (£98 million). Also in 2021, net debt was impacted by other non-cash movements of £11 million and foreign exchange related to the revaluation of foreign currency denominated net debt balances being a net headwind of £124 million (31 December 2020: £69 million tailwind). 2020 also included net debt acquired (£95 million) in respect of the acquisition of a distribution company in the Middle East.

OTHER FINANCIAL INFORMATION

DIVIDENDS

The Board has declared an interim dividend of 217.8p per ordinary share of 25p for the year ended 31 December 2021, payable in four equal quarterly instalments of 54.45p per ordinary share in May 2022, August 2022, November 2022 and February 2023. This represents an increase of 1.0% on 2020 (2020: 215.6p per share), and a pay-out ratio, on 2021 adjusted diluted earnings per share, of 66.2%.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record date below

Event (2022 unless stated)	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4

Record date (JSE, LSE and NYSE)	25 March	8 July	30 September	23 December

Payment date (LSE and JSE)	4 May	17 August	10 November	2 February 2023

ADS payment date (NYSE)	9 May	22 August	15 November	6 February 2023

OTHER INFORMATION

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to pound sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average		Closing

	2021	2020	2021	2020

Australian dollar	1.832	1.862	1.863	1.771

Brazilian real	7.421	6.616	7.544	7.100

Canadian dollar	1.724	1.720	1.711	1.741

Euro	1.164	1.125	1.191	1.117

Indian rupee	101.702	95.097	100.684	99.880

Japanese yen	151.124	137.017	155.972	141.131

Russian rouble	101.388	92.844	101.592	101.106

South African rand	20.335	21.099	21.617	20.079

U.S. dollar	1.376	1.284	1.354	1.367

RISKS AND UNCERTAINTIES

During the year, the Board carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency, liquidity and viability. As part of that assessment, the Board reviewed all the risks, both individually and collectively, as they relate to the impact of COVID-19 on the performance of the Group.

The COVID-19 pandemic may have a lasting impact on operations, suppliers, customers and our people. The governments of the countries in which we operate and sell our products will adjust as they tackle the socio-economic impact of the pandemic. This could lead to increased risk of regulation, affect the ability to realise revenue growth due to consumer down-trading, excise increases or higher illicit trade, while also potentially impacting the supply chain, financial markets and customer credit risk. The impact of these risks is difficult to ascertain and is potentially unforeseen during this period of uncertainty. As new working practices are implemented to reflect the current operating environment and associated risks are incorporated into existing Group risks (including principal risks noted below), the Group does not maintain COVID-19 as a separate principal risk.

All Group risks are managed individually and collectively by management and overseen by the Board. In 2021, the Board assessed that it was appropriate to remove the Group principal risk “market size reduction and consumer down trading” due to the Group’s strategy to deliver long-term sustainable growth with a range of innovation and less harmful products that stimulate senses of new adult generations. The Group’s principal risks remain broadly unaltered compared to 2020 with the exception of the above risk.

The principal risks facing the Group are summarised under the headings of:

•	Competition from illicit trade;
•	Geopolitical tensions;
•	Tobacco, New Categories and other regulation interrupts the growth strategy;
•	Litigation;
•	Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
•	Inability to develop, commercialise and deliver the New Categories strategy;
•	Injury, illness or death in the workplace.
•	Disputed taxes, interest and penalties;
•	Solvency and liquidity; and
•	Foreign exchange rate exposures.

A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register will be included in the Annual Report and Form 20-F for the year ended 31 December 2021.

OTHER INFORMATION

MANAGING THROUGH COVID-19

The Group continues to perform well despite the operational challenges posed by the COVID-19 pandemic, while recognising that GTR continues to be affected by the ongoing travel restrictions in certain parts of the world. Our Board has continued to maintain close oversight of the Group’s response to the impact of COVID-19 throughout this period.

Our robust contingency plans and organisational flexibility have ensured that, where operations have been affected by local lockdowns, the supply chain disruption to our ongoing business has largely been mitigated. We have embraced remote working where appropriate and would like to thank our staff around the world for the resilience and agility they have demonstrated. That such progress towards building A Better TomorrowTM has been made during such a challenging period is testimony to the resilience of our staff, customers, partners and suppliers.

We are committed to supporting all our stakeholders throughout the COVID-19 pandemic. In December 2020, an initial New Drug Application for our COVID-19 candidate vaccine was approved by the U.S. Food and Drug Administration (FDA) and we progressed into a Phase 1 study. This study has now been fully recruited and remains ongoing. We expect data to be available during the first half of 2022 and will determine next steps based on these data, but also the rapidly evolving COVID-19 and treatment landscape.

UPDATE ON INVESTIGATIONS INTO MISCONDUCT ALLEGATIONS

From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into, allegations of misconduct against Group companies. The Group co-operates with the authorities’ investigations, where appropriate, including with the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions.

Potential fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not possible to identify the timescale in which these matters might be resolved.

UPDATE ON QUEBEC CLASS ACTION AND CCAA

On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the two Quebec class actions. Imperial Tobacco Canada Ltd’s (ITCAN) share of the judgment is approximately CAD$9.2 billion (£5.4 billion). Also in 2015, the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share was CAD$758 million (£436 million), which has been paid in full to the Court escrow account as required by the judgment. Following the decision of the Quebec Court of Appeal in Montreal, the Board of Directors of ITCAN reassessed the recoverability of the deposit and the Group recognised a charge against the income statement of £436 million in 2019. As a consequence, in the Group’s consolidated balance sheet the deposit has been utilised against the current estimate of the liability.

Further, on 12 March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). This has the effect of staying all current tobacco litigation in Canada against ITCAN and other Group companies (the “Stays”). The Stays are currently in place until 31 March 2022. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

In addition to Quebec, across Canada, other tobacco plaintiffs and provincial governments are collectively seeking significant damages which substantially exceed ITCAN’s total assets. In seeking protection under the CCAA, ITCAN will look to resolve not only the Quebec case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course.

Under the terms of CCAA, the court appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN. The £2.3 billion of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2021 will continue to be reviewed on a regular basis. Any potential future impairment charge would result in a non-cash charge to the income statement that would be treated as an adjusting item.

Please refer to “Contingent Liabilities and Financial Commitments” below (page 38) and the Group’s Annual Report and Accounts and Form 20-F for the year ended 31 December 2020, note 27 Contingent Liabilities and Financial Commitments for a full discussion of the case.

BANGLADESH

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £154 million. On 3 February 2020, the certified Court Order was received. The Government filed a Review Petition on 25 March 2020 in the Appellate Division of the Supreme Court of Bangladesh against the judgment. On 9 December 2021, the review petitions were heard and the Appellate Division of the Supreme Court of Bangladesh dismissed the review petitions filed by the National Board of Revenue (NBR) which resulted in BATB winning the cases against the NBR.

OTHER INFORMATION

CHANGES IN THE GROUP

1.	ORGANIGRAM

As previously reported, on 11 March 2021, the Group announced a strategic collaboration agreement with Organigram Inc., a wholly owned subsidiary of publicly traded Organigram Holdings Inc. (collectively, Organigram). Under the terms of the transaction, a Group subsidiary acquired a 19.9% equity stake in Organigram Holdings Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol “OGI”) to become its largest shareholder, with the ability to appoint two directors to Organigram Holdings Inc.’s board of directors and representation on its investment committee. The Group accounts for the investment as an associate.

The investment, valued at approximately £129 million, was priced at CAD$3.79 per share which was based on the five-day volume weighted average price of Organigram Holdings Inc.’s shares on the Toronto Stock Exchange ended 9 March 2021 and represents a discount to the closing price of CAD$3.94 on 9 March 2021. The Group’s share of the fair value of net assets acquired included £49 million of intangibles, and £30 million of goodwill, representing a strategic premium to enter the legal cannabis market in North America which was provisionally recognised as part of the acquisition.

The Group’s investment provides a significant injection of capital for Organigram that will enable it to expand and accelerate its R&D and product development activities, and support business expansion.

A “Centre of Excellence” will be established to focus on developing the next generation of cannabis products with an initial focus on cannabidiol (CBD). The Centre of Excellence will be located at Organigram’s indoor facility in New Brunswick, Canada, which holds the Health Canada licenses required to conduct R&D activities with cannabis products. Both BAT and Organigram will contribute scientists, researchers and product developers to the Centre of Excellence which will be governed and supervised by a steering committee consisting of an equal number of senior members from each of BAT and Organigram. Both partners share a commitment to continue to maintain the highest regulatory and ethical standards. Furthermore, as part of the transaction, BAT and Organigram will grant each other a licence to certain intellectual property to enable the development of new and potentially disruptive, novel products. Both parties will have the ability to independently commercialise any products developed as a result of the collaboration under their own brands.

During 2021, Organigram acquired all of the issued and outstanding shares of The Edibles & Infusions Corporation (EIC) for an initial consideration of CAD$22 million, payable in shares. Organigram also acquired all of the issued and outstanding shares of Laurentian Organic Inc. (Laurentian) for an initial consideration of CAD$36 million, payable in cash and shares. The impact on the Group’s stake in Organigram was not material. As a result of these transactions, the Group’s shareholding was reduced to 18.8%. Potential additional shares are payable on both transactions upon the acquired businesses achieving certain earnout milestones. The transactions and results of these changes are immaterial to the Group and organic measures, excluding the results of these acquisitions, are not presented.

2.	B.A.T. Pars Company - IRAN

On 25 June 2021, the Group agreed to dispose of its Iranian subsidiary, B.A.T. Pars Company PJSC (BAT Pars) to DTM ME FZE LLC. The transaction was completed on 6 August 2021. Consideration is subject to the completion accounts process, with payment deferred until September 2022.

The Group results include those from BAT Pars until 6 August 2021. The Group incurred charges in respect of the disposal of £358 million, which has been recognised as a non-cash, adjusting item. This relates to foreign exchange previously recognised in reserves (£272 million) that has been reclassified, in line with IFRS, to the income statement and £86 million of other costs which mainly relates to the write-off of assets on disposal. Excluding these items, the impact of the sale on the Group’s operations was not material and no inorganic adjustment has been presented.

3.	PT Bentoel Internasional Investama Tbk (Bentoel)

On 5 October 2021, Bentoel announced its intention to delist from the Indonesia Stock Exchange and go private by conducting a Voluntary Tender Offer (VTO). As part of this, in two phases in November and December 2021, the Group acquired an additional 0.2% of shares in Bentoel from independent shareholders at a cost of £4 million and terminated the total return swap.

CHANGES TO THE MAIN BOARD

As previously announced, Luc Jobin succeeded Richard Burrows as Chairman of British American Tobacco p.l.c.. This was with effect from the conclusion of the Company’s Annual General Meeting (AGM) on 28 April 2021. Also as previously announced in 2021, Jerry Fowden resigned from the Board as a Non-Executive Director with effect from 1 April 2021.

Krishnan “Kandy” Anand will join the Board as an independent Non-Executive Director and member of Nominations and Remuneration Committees with effect from 14 February 2022. Dr Marion Helmes will step down as a Non-Executive Director with effect from the conclusion of the 2022 AGM and will not stand for re-election at the 2022 AGM.

OTHER INFORMATION

GOING CONCERN

A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this announcement. Further information will be provided in the Strategic Report and in the Notes on the Accounts, all of which will be included in the 2021 Annual Report and Form 20-F.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least 12 months from the date of approval of this condensed consolidated financial information. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully through the ongoing uncertainty and risks associated with COVID-19 and its impact on the current financial conditions and the general outlook in the global economy.

After reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for at least 12 months from the date of approval of this preliminary announcement and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

EXTERNAL RECOGNITION IN RESPECT OF SUSTAINABILITY

The Group continues to be recognised for its ESG performance, building on the numerous ESG-related awards BAT has won in the past:

Year	Award/rating	Environmental	Social	Governance
2021	Refinitiv: BAT ranked as the third highest ESG-rated FTSE 100 company	✓	✓	✓
	Dow Jones Sustainability Indices (DJSI): World Index & Industry leader	✓	✓	✓
	S&P Global’s Sustainability Yearbook 2021: highest “Gold Class” distinction	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 48% score	✓	✓	✓
	Sustainalytics: 26.8 score	✓	✓	✓
	Corporate Register Reporting Awards 2021: second runner up for Best 2019 ESG Report	✓	✓	✓
	CDP: Climate A- and Water A-	✓
	Financial Times Europe Climate Leader Ranking 2021	✓
	Financial Times Diversity Leader Ranking 2021		✓
	Gartner Supply Chain 2021 Award: Top 20 ranking		✓
	Institutional Shareholder Services’ (ISS) Social Disclosures Quality Score: highest rating for best-in-class sustainability disclosure practices		✓
	Global Top Employer 2021		✓
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK)		✓
	Corporate Equality Index 2021: our businesses in the U.S. and Mexico were ranked among the best places to work for LGBTQ equality		✓
	UK National Equality Standard accreditation		✓
	Global Equality Standard accreditation		✓
	SEAL Sustainable Product Award for Vuse		✓
2020	DJSI: World Index & Industry leader	✓	✓	✓
	Workforce Disclosure Initiative (WDI): ranked in the top 10% of responding companies		✓	✓
	WDI Workforce Transparency Awards: special mentions in the ‘COVID-19 transparency’ and ‘Workforce action’ categories		✓	✓
	CRRA 2020: Winner in the ‘Openness and Honesty’ category for our 2018 ESG Report	✓	✓	✓
	Disability Confident Committed employer under the UK Government’s accreditation scheme		✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 47% score	✓	✓	✓
	Sustainalytics: 27.8 score	✓	✓	✓
	CDP: Climate A and Water A-	✓
	S&P Global Sustainability Yearbook Award: highest “Gold Class” distinction	✓	✓	✓
	Sustainability, Environmental Achievement and Leadership (SEAL) Awards: top 50 companies	✓	✓	✓
	Global Top Employer		✓
	Financial Times Diversity Leader Ranking 2020		✓
	Gartner Supply Chain Award: top 25 ranking		✓
	Corporate Equality Index 2021: our businesses in the U.S. and Mexico were ranked among the best places to work for LGBTQ equality		✓
	Undergraduate Employability Awards: top Medium-sized Undergraduate Scheme (UK)		✓
	Product of the Year: Vype ePod best e-cigarette		✓
	dotCOMM Awards: Platinum award for our Women in Science video		✓
2019	DJSI: World Index & Industry leader	✓	✓	✓
	RobecoSAM Sustainability Award: Gold Class	✓	✓	✓
	MSCI: BBB rating	✓	✓	✓
	Vigeo Eiris: 42% score	✓	✓	✓
	CDP: Climate A and Water B	✓
	Global Child Forum benchmark: leader status		✓
	Global Top Employer		✓
	Workforce Disclosure Initiative (WDI): industry leader		✓
	International Women’s Day: best practice winner		✓
	Product of the Year: Vype ePod best e-cigarette		✓

A rating and award may be subject to withdrawal or revision at any time. Each rating and award should be evaluated separately of any other rating or award. The methodologies of any rating or award presented here may not be the same as those of other ratings, awards or methodologies that may be used by our stakeholders, and may emphasize different aspects of ESG practices and performance, and, thus, may not be representative of our ESG performance in all respects.

OTHER INFORMATION

ENQUIRIES

INVESTOR RELATIONS:		PRESS OFFICE:

Mike Nightingale Victoria Buxton William Houston John Harney	+44 (0)20 7845 1180 +44 (0)20 7845 2012 +44 (0)20 7845 1138 +44 (0)20 7845 1263	Press Office	+44 (0)20 7845 2888

FINANCIAL STATEMENTS

GROUP INCOME STATEMENT

For the years ended 31 December	2021	2020
	£m	£m

Revenue [1]	25,684	25,776

Raw materials and consumables used	(4,542)	(4,583)

Changes in inventories of finished goods and work in progress	160	445

Employee benefit costs	(2,717)	(2,744)

Depreciation, amortisation and impairment costs	(1,076)	(1,450)

Other operating income	196	188

Loss on reclassification from amortised cost to fair value	(3)	(3)

Other operating expenses	(7,468)	(7,667)

Profit from operations	10,234	9,962

Net finance costs	(1,486)	(1,745)

Finance income	35	50

Finance costs	(1,521)	(1,795)

Share of post-tax results of associates and joint ventures	415	455

Profit before taxation	9,163	8,672

Taxation on ordinary activities	(2,189)	(2,108)

Profit for the year	6,974	6,564

Attributable to:

Owners of the parent	6,801	6,400

Non-controlling interests	173	164

	6,974	6,564

Earnings per share

Basic	296.9p	280.0p

Diluted	295.6p	278.9p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 29 to 41 form an integral part of this condensed consolidated financial information.

1 Revenue is net of duty, excise and other taxes of £38,595 million and £39,172 million for the years ended 31 December 2021 and 31 December 2020, respectively.

FINANCIAL STATEMENTS

GROUP STATEMENT OF COMPREHENSIVE INCOME

For the years ended 31 December	2021	2020
	£m	£m

Profit for the year (page 23)	6,974	6,564

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	509	(2,997)

Foreign currency translation and hedges of net investments in foreign operations

– differences on exchange from translation of foreign operations	32	(2,597)

– reclassified and reported in profit for the year	291	-

– net investment hedges - net fair value gains/(losses) on derivatives	75	(16)

– net investment hedges - differences on exchange on borrowings	24	(163)

Cash flow hedges

– net fair value gains/(losses)	95	(257)

– reclassified and reported in profit for the year	32	90

– tax on net fair value (gains)/losses in respect of cash flow hedges	(32)	44

Investments held at fair value - net fair value gains	9	-

Associates – share of OCI, net of tax	(17)	(98)

Items that will not be reclassified subsequently to profit or loss:	313	55

Retirement benefit schemes

– net actuarial gains	382	105

– surplus recognition	(1)	10

– tax on actuarial (gains)/losses in respect of subsidiaries	(82)	(26)

Associates – share of OCI, net of tax	14	(34)

Total other comprehensive income/(expense) for the year, net of tax	822	(2,942)

Total comprehensive income for the year, net of tax	7,796	3,622

Attributable to:

Owners of the parent	7,622	3,474

Non-controlling interests	174	148

	7,796	3,622

The accompanying notes on pages 29 to 41 form an integral part of this condensed consolidated financial information.

            FINANCIAL STATEMENTS

              GROUP STATEMENT OF CHANGES IN EQUITY

2021	Attributable to owners of the parent

	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	Total attributable to owners of parent	Perpetual hybrid bonds	Non- controlling interests	Total equity

	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2021	614	26,618	(6,600)	42,041	62,673	-	282	62,955

Total comprehensive income for the year comprising: (page 24)	-	-	523	7,099	7,622	-	174	7,796

Profit for the year (page 23)	-	-	-	6,801	6,801	-	173	6,974
Other comprehensive income for the year (page 24)	-	-	523	298	821	-	1	822

Other changes in equity

Cash flow hedges reclassified and reported in total assets	-	-	45	-	45	-	-	45

Employee share options

– value of employee services	-	-	-	76	76	-	-	76

– treasury shares used for share option schemes	-	4	-	(4)	-	-	-	-

Dividends and other appropriations

– ordinary shares	-	-	-	(4,904)	(4,904)	-	-	(4,904)

– to non-controlling interests	-	-	-	-	-	-	(162)	(162)

Purchase of own shares

– held in employee share ownership trusts	-	-	-	(82)	(82)	-	-	(82)

Perpetual hybrid bonds

– proceeds, net of issuance fees	-	-	-	-	-	1,681	-	1,681

– tax on issuance fees	-	-	-	-	-	4	-	4

– coupons paid	-	-	-	(6)	(6)	-	-	(6)

– tax on coupons paid	-	-	-	1	1	-	-	1

Non-controlling interests - acquisitions	-	-	-	(5)	(5)	-	-	(5)

Other movements non-controlling interests	-	-	-	-	-	-	6	6

Other movements	-	-	-	(4)	(4)	-	-	(4)

Balance at 31 December 2021	614	26,622	(6,032)	44,212	65,416	1,685	300	67,401

2020	Attributable to owners of the parent

	Share capital	Share premium, capital redemption and merger reserves	Other reserves	Retained earnings	Total attributable to owners of parent	Perpetual hybrid bonds	Non- controlling interests	Total equity

	£m	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2020	614	26,609	(3,555)	40,234	63,902	-	258	64,160

Total comprehensive (expense)/income for the year comprising: (page 24)	-	-	(3,012)	6,486	3,474	-	148	3,622

Profit for the year (page 23)	-	-	-	6,400	6,400	-	164	6,564
Other comprehensive (expense)/income for the year (page 24)	-	-	(3,012)	86	(2,926)	-	(16)	(2,942)

Other changes in equity

Cash flow hedges reclassified and reported in total assets	-	-	(33)	-	(33)	-	-	(33)

Employee share options

– value of employee services	-	-	-	88	88	-	-	88

– proceeds from new shares issued	-	2	-	-	2	-	-	2

– treasury shares used for share option schemes	-	7	-	(7)	-	-	-	-

Dividends and other appropriations

– ordinary shares	-	-	-	(4,747)	(4,747)	-	-	(4,747)

– to non-controlling interests	-	-	-	-	-	-	(141)	(141)

Purchase of own shares

– held in employee share ownership trusts	-	-	-	(17)	(17)	-	-	(17)

Other movements non-controlling interests	-	-	-	-	-	-	17	17

Other movements	-	-	-	4	4	-	-	4

Balance at 31 December 2020	614	26,618	(6,600)	42,041	62,673	-	282	62,955

The accompanying notes on pages 29 to 41 form an integral part of this condensed consolidated financial information.

 FINANCIAL STATEMENTS

 GROUP BALANCE SHEET

As at 31 December	2021	2020

	£m	£m

Assets

Non-current assets

Intangible assets	115,625	115,343

Property, plant and equipment	4,953	5,060

Investments in associates and joint ventures	1,948	1,796

Retirement benefit assets	918	714

Deferred tax assets	611	534

Trade and other receivables	210	242

Investments held at fair value	50	22

Derivative financial instruments	243	367

Total non-current assets	124,558	124,078

Current assets

Inventories	5,279	5,998

Income tax receivable	117	79

Trade and other receivables	3,951	3,721

Investments held at fair value	456	242

Derivative financial instruments	182	430

Cash and cash equivalents	2,809	3,139

	12,794	13,609

Assets classified as held-for-sale	13	3

Total current assets	12,807	13,612

Total assets	137,365	137,690

The accompanying notes on pages 29 to 41 form an integral part of this condensed consolidated financial information.

 FINANCIAL STATEMENTS

 GROUP BALANCE SHEET – cont…

As at 31 December	2021	2020

	£m	£m

Equity – capital and reserves

Share capital	614	614

Share premium, capital redemption and merger reserves	26,622	26,618

Other reserves	(6,032)	(6,600)

Retained earnings	44,212	42,041

Owners of the parent	65,416	62,673

Perpetual hybrid bonds	1,685	-

Non-controlling interests	300	282

Total equity	67,401	62,955

Liabilities

Non-current liabilities

Borrowings	35,666	39,927

Retirement benefit liabilities	1,239	1,524

Deferred tax liabilities	16,462	16,314

Other provisions for liabilities	392	387

Trade and other payables	982	1,064

Derivative financial instruments	79	41

Total non-current liabilities	54,820	59,257

Current liabilities

Borrowings	3,992	4,041

Income tax payable	879	868

Other provisions for liabilities	461	598

Trade and other payables	9,577	9,693

Derivative financial instruments	235	278

Total current liabilities	15,144	15,478

Total equity and liabilities	137,365	137,690

The accompanying notes on pages 29 to 41 form an integral part of this condensed consolidated financial information.

FINANCIAL STATEMENTS

GROUP CASH FLOW STATEMENT

For the years ended 31 December	2021	2020
	£m	£m

Cash flows from operating activities

Cash generated from operating activities (page 34)	11,678	11,567

Dividends received from associates	353	351

Tax paid	(2,314)	(2,132)

Net cash generated from operating activities	9,717	9,786

Cash flows from investing activities

Interest received	33	48

Purchases of property, plant and equipment	(527)	(511)

Proceeds on disposal of property, plant and equipment	31	44

Purchases of intangibles	(218)	(244)

Purchases of investments	(369)	(343)

Proceeds on disposals of investments	141	184

Investment in associates and acquisitions of other subsidiaries net of cash acquired	(133)	39

Disposal of subsidiary, net of cash disposed of	(98)	-

Net cash used in investing activities	(1,140)	(783)

Cash flows from financing activities

Interest paid on borrowings and financing related activities	(1,479)	(1,737)

Interest element of lease liabilities	(23)	(26)

Capital element on lease liabilities	(154)	(164)

Proceeds from increases in and new borrowings	978	9,826

Reductions in and repayments of borrowings	(4,843)	(10,633)

Inflows/(outflows) relating to derivative financial instruments	229	(283)

Purchases of own shares held in employee share ownership trusts	(82)	(18)

Proceeds from the issue of perpetual hybrid bonds, net of issuance costs	1,681	—

Coupon paid on perpetual hybrid bonds	(6)	—

Dividends paid to owners of the parent	(4,904)	(4,745)

Capital injection from and purchases of non-controlling interests	1	17

Dividends paid to non-controlling interests	(150)	(136)

Other	3	2

Net cash used in financing activities	(8,749)	(7,897)

Net cash flows (used in)/generated from operating, investing and financing activities	(172)	1,106

Differences on exchange	(253)	(253)

(Decrease)/increase in net cash and cash equivalents in the year	(425)	853

Net cash and cash equivalents at 1 January	2,888	2,035

Net cash and cash equivalents at 31 December	2,463	2,888

Cash and cash equivalents per balance sheet	2,809	3,139

Overdrafts and accrued interest	(346)	(251)

Net cash and cash equivalents at 31 December	2,463	2,888

The accompanying notes on pages 29 to 41 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items within profit from operations on pages 30 to 32, included in the above, are £501 million (31 December 2020: £732 million).

Notes to the Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information has been extracted from the Annual Report and Form 20-F, including the audited financial statements for the year ended 31 December 2021. This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.

The Group prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and UK-adopted international accounting standards.

UK-adopted international accounting standards differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

These condensed financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Group’s Annual Report and Form 20-F for the year ended 31 December 2020. In addition, the investments in associates and joint ventures shown in the Group balance sheet include biological assets held by Organigram Holdings Inc., which was acquired by the Group on 11 March 2021. In accordance with IAS 41 Agriculture, the Group measures biological assets at fair value less costs to sell up to the point of harvest, at which point this becomes the basis for the cost of finished goods inventories after harvest with subsequent expenditures incurred on these being capitalised, where applicable, in accordance with IAS 2 Inventories. Unrealised fair value gains and losses arising during the growth of biological assets are recognised immediately in the income statement. During 2021, the Group also issued perpetual hybrid bonds which have been treated as an equity instrument in accordance with the substance of the transaction. The contractual terms of the perpetual hybrid bonds allow the Group to defer coupon payments, however certain contingent events could trigger mandatory payments of such deferred coupon, including the payment of dividends on and the repurchase of British American Tobacco p.l.c.’s ordinary shares, subject to certain exceptions in each case. As the Group has the unconditional right to avoid transferring cash or another financial asset in relation to these bonds, they are classified as equity instruments in the consolidated financial statements.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. The key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2020, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. As described on page 32, the Group has reviewed the carrying value of the significant investments of goodwill and intangibles (due in part to the announcements in the U.S. regarding potential menthol regulation, the impact of COVID-19 across the Group and ongoing challenging trading conditions in certain markets). Other than as described on page 32, being mainly in respect of Peru, no other impairment is required. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change. As discussed on page 21, after reviewing the Group’s forecast financial performance and financing arrangements, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

ADJUSTING ITEMS

Adjusting items are significant items of revenue, income or expense in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share.

Notes to the Financial Statements

ANALYSIS OF REVENUE AND PROFIT FROM OPERATIONS BY SEGMENT

Years ended 31	2021					2020
December Revenue	Reported £m			Exchange £m	At CC2 £m	Reported £m

U.S.	11,691			839	12,530	11,473

APME	4,191			344	4,535	4,537

AMSSA	3,801			266	4,067	3,772

ENA	6,001			428	6,429	5,994

Total Region	25,684			1,877	27,561	25,776
Years ended 31 December	2021					2020
Profit from	Reported £m	Adj Items[1] £m	Adjusted £m	Exchange £m	Adjusted at CC2 £m	Reported £m	Adj Items[1] £m	Adjusted £m

Operations

U.S.	5,566	321	5,887	456	6,343	4,975	809	5,784

APME	1,287	430	1,717	116	1,833	1,472	381	1,853

AMSSA	1,496	94	1,590	98	1,688	1,553	65	1,618

ENA	1,885	71	1,956	132	2,088	1,962	148	2,110

Total Region	10,234	916	11,150	802	11,952	9,962	1,403	11,365

Notes to the analysis of revenue and profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Additional details of the Group’s adjusting items will be included in the Annual Report and Form 20-F for the year ended 31 December 2021.

In summary, in 2021, the Group incurred £916 million (2020: £1,403 million) of adjusting items within profit from operations:

Years ended 31 December	2021	2020
	£m	£m

Restructuring and integration costs	150	408

Amortisation and impairment of trademarks and similar intangibles	306	339

Impairment of goodwill	57	209

Credit in respect of an excise dispute in Russia	-	(40)

Charge in respect of MSA liabilities related to brands sold to a third party	-	400

Charge in respect of the sale of the Group’s operations in Iran	358	-

Credit in respect of the partial buy-out of the pension fund in the U.S.	(35)	-

Other adjusting items (largely other litigation including Engle)	80	87

Total adjusting items included in profit from operations	916	1,403

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. These initiatives include a review of the Group’s manufacturing operations, and the costs associated with Quantum, being the review of the Group’s organisational structure to simplify the business and create a more efficient, agile and focused company.

Notes to the Financial Statements

Adjusting items included in profit from operations cont…

The costs of the Group’s initiatives are included in profit from operations under the following headings:

Years ended 31 December	2021	2020
	£m	£m

Employee benefit costs	160	91

Depreciation, amortisation and impairment costs	(11)	151

Other operating expenses	1	166

Total	150	408

The adjusting charge in 2021 and 2020 relates to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model, mainly in relation to Quantum. This programme is expected to deliver at least £1.5 billion of annualised savings over a three-year period (to 2022) and the charges include the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. Included above in respect of 2021 is a charge of £27 million, including £4 million for foreign exchange reclassified from equity, related to the Group’s withdrawal from Myanmar, and a credit of £59 million as an accrual was released on finalisation of Reynolds American dissenting shareholders litigation.

The costs also cover the downsizing and factory rationalisation activities in 2021 and 2020 across ENA (Netherlands, Hungary and Russia) and APME. Specifically, in 2020, as a consequence of the significant increase in excise in Indonesia, a restructuring programme was announced which included the partial closure of the factory operations. As a result of this decision, a £69 million impairment was recognised in respect of machinery. This impairment charge related to some of the machinery in use as well machinery held for future use which, following the significant recent changes in consumer preferences, is not expected to be brought in to manufacturing in future. The depreciation, amortisation and impairment costs in 2021 include a credit of £25 million due to a partial impairment reversal following the revision of such factory rationalisation initiatives in prior years.

(b) Amortisation and impairment of trademarks and similar intangibles

Acquisitions in previous years have resulted in the capitalisation of trademarks and similar intangibles including those which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £306 million (2020: £339 million) is included in depreciation, amortisation and impairment costs in the income statement.

(c) Other

In 2021, the Group incurred £460 million (2020: £656 million) of other adjusting items. These included:

•

Charges related to the sale of the Group’s operations in Iran (2021: £358 million). BAT Pars, as described on page 20, was sold in August 2021 with £272 million of foreign exchange previously recognised in the statement of other comprehensive income, reclassified to the income statement. Other costs of £88 million were also recognised which mainly related to asset write-down costs, partly offset by a credit of £2 million in relation to a partial unwind of the discounting on the deferred proceeds;

•

A net credit (£35 million) in respect of a settlement gain related to the partial buy-out of the U.S. pension fund as approximately US$1.9 billion (£1.4 billion) of plan liabilities have been removed from the balance sheet;

•

Other costs of £80 million (2020: £487 million). In 2021, this related to litigation costs including Engle progeny (2020: £87 million). In 2020, the total also included a £400 million charge recognised in the year in respect of developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Minnesota and Mississippi for brands previously sold to a third party; and

•

An impairment of goodwill within “depreciation, amortisation and impairment costs”, of £57 million related to a charge in respect of Peru (£54 million) due to the impact of an ongoing challenging operating environment, including the impact of COVID-19 and illicit trade and £3 million of goodwill impairment following the exit from Myanmar. In 2020, the Group impaired goodwill (£209 million) within “depreciation, amortisation and impairment costs”, largely relating to Malaysia (£197 million, due to the ongoing challenging operating environment, including the continued level of illicit trade) and Twisp in South Africa (£11 million). These were partly offset by a credit in 2020 of £40 million, recognised in relation to the excise dispute in Russia in a prior period.

Notes to the Financial Statements

Adjusting items included in profit from operations cont…

(d) Ongoing impairment review of assets

The Group reviews and monitors the performance of its non-financial assets (including goodwill) in line with the requirements of IAS 36 Impairment of Assets. COVID-19 continues to impact the ability of a certain number of our cash generating units to return to normal operations and, where applicable, this was considered to be a trigger to review the carrying value of those assets. However, other than Peru (where a £54 million charge has been recognised) and Myanmar (where a £3 million charge was recognised as the Group exited the market), no other impairments to goodwill or trademarks were recognised.

The Group’s impairment testing uses the value-in-use method, with calculations prepared on a five-year cash flow forecast which assumes long-term volume decline of cigarettes, offset by pricing. After this forecast, a growth rate into perpetuity has been applied. Pre-tax discount rates were used in the impairment testing, based upon the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments were made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the U.S. or comparable governments and by local government, adjusted for the Group’s own credit market risk. The long-term growth rates and discount rates have been applied to forecast cash flows, determined by local management based upon experience, specific market and brand trends as well as pricing and cost expectations. Further adjustments to reflect risk not otherwise reflected in the forecast cash flows are also applied as required.

On 29 April 2021, in the U.S., the FDA reconfirmed its intention to issue a proposed product standard to ban menthol as a characterising flavour in cigarettes. Management notes that the FDA announcement does not itself constitute a ban on menthol in cigarettes, and any proposed regulation of menthol in cigarettes would need to be introduced through the established U.S. comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. Management continues to believe that any ban, given the mechanisms and processes required to be followed in the U.S., is unlikely to be implemented within the next five years.

The below table illustrates the carrying values, the key assumptions used in the assessment and the variance in that assumption required before an impairment is required:

	Carrying Value	Pre-tax discount rate		Perpetuity growth rate
	At 31 December 2021 (£m)	Assumed	Required to reach nil headroom	Assumed	Required to reach nil headroom
Reynolds American Goodwill	33,021	8.35%	9.94%	1.00%	-0.41%

Newport	29,517	9.94%	12.41%	0.75%	-4.36%

Camel	12,485	9.38%	12.32%	0.85%	-4.76%

In management’s view, the required movement to the discount rate and perpetuity growth rates required to trigger a material impairment were not deemed to be likely. Further, in making the assessment, management also considered a number of scenarios related to the potential impact to volume in the event of a ban. There was no scenario that management considered likely that would, at this time, result in a reduction to the value-in-use that would trigger an impairment.

Accordingly, after carefully analysing both the qualitative and quantitative considerations, management concluded that no impairment was required for either the Newport and Camel brands or the overall Reynolds American goodwill balance. As part of the standard year-end impairment process another detailed impairment review will be undertaken for all the cash generating units in line with IAS 36. This will include the entire Reynolds American portfolio (including Newport and Camel) to ensure the book values remain supportable.

Notes to the Financial Statements

ADJUSTING ITEMS INCLUDED IN NET FINANCE COSTS

In 2021, the Group incurred adjusting items within net finance costs of £55 million (2020: £153 million). This included:

●

a provision of £24 million in respect of investments historically related to the Group’s operations in Iran, taken against non-current investments held at fair value, due to the uncertainty around recovery of these funds;

●	interest of £20 million (2020: £21 million) in relation to the FII GLO, as described on page 40; and

●	interest on other adjusting payables in respect of a settlement in Turkey (£11 million).

This was a reduction compared to 2020 as, during that year, the Group incurred net finance costs of £142 million (being interest costs of £157 million partly offset by fair value gains of £15 million) in relation to the early redemption and repurchase of bonds. Also in 2020, the Group recognised a net credit of £10 million largely in respect of the Russia excise dispute in a prior period.

All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 36.

ADJUSTING ITEMS INCLUDED IN RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s interest in ITC decreased from 29.42% in 2020 to 29.38% in 2021 as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £6 million (2020: £17 million), which is treated as a deemed partial disposal and included in the income statement.

In 2021, due to a challenging operating environment, the investment in one of the Group’s associates in Yemen was impaired. This resulted in a charge of £18 million to the income statement. Also, in 2021, the Group incurred a £2 million charge in relation to the amortisation of acquired intangibles associated with the acquisition of the equity stake in Organigram in March 2021, and following the liquidation of Tisak d.d., the Group reclassified the foreign exchange previously recognised in other comprehensive income to the income statement. This resulted in a credit of £2 million to the income statement.

In 2020, ITC recognised a charge in respect of the cost of leaf tobacco stocks destroyed in a third-party warehouse fire, the Group’s share of which was £4 million.

The share of post-tax results of associates and joint ventures is after the adjusting items noted above, which are excluded from the calculation of adjusted earnings per share as set out on page 36.

ADJUSTING ITEMS INCLUDED IN TAXATION

The Group’s tax rate is affected by the adjusting items referred to below and by the inclusion of the share of associates and joint ventures post-tax profit in the Group’s pre-tax results.

Adjusting items in 2021 included a net credit of £91 million mainly related to the revaluation of deferred tax liabilities arising on trademarks recognised in the Reynolds American acquisition in 2017 due to changes in U.S. state tax rates. In 2020, this included a net credit of £35 million mainly relating to the release of a provision regarding the application of overseas withholding tax, the revaluation of deferred tax liabilities arising on trademarks recognised in the acquisition of Reynolds American Inc. in 2017 due to changes in U.S. state tax rates and the excise dispute in Russia.

The adjusting tax item also includes £119 million (2020: £287 million) in respect of the taxation on other adjusting items, which are described on pages 30 to 33.

Refer to page 40 for the Franked Investment Income Group Litigation Order update.

As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 36.

Notes to the Financial Statements

CASH FLOW

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 28 includes the following items:

Years ended 31 December	2021	2020
	£m	£m
Profit for the year	6,974	6,564

Taxation on ordinary activities	2,189	2,108

Share of post-tax results of associates and join ventures	(415)	(455)

Net finance costs	1,486	1,745

Profit from operations	10,234	9,962

Adjustments for:

- depreciation, amortisation and impairment	1,076	1,450

- decrease/(increase) in inventories	433	(144)

- (increase)/decrease in trade and other receivables	(393)	300

- (decrease)/increase in provision for MSA	(36)	369

- increase/(decrease) in trade and other payables	183	(320)

- decrease in net retirement benefit liabilities	(104)	(96)

- decrease in other provisions for liabilities	(145)	-

- other non-cash items	430	46

Cash generated from operating activities	11,678	11,567

Dividends received from associates	353	351

Tax paid	(2,314)	(2,132)

Net cash generated from operating activities	9,717	9,786

Net cash generated from operating activities declined by £69 million, primarily driven by timing of MSA payments in the U.S. and higher tax payments (mainly in Canada and the U.S.), and a translational foreign exchange headwind. These were largely offset by favourable movement in inventories as stock builds in Australia in 2020 did not repeat. In 2021, the Group paid £248 million related to litigation payments (2020: £464 million) which included, in both 2021 and 2020, payments in respect of Engle and the developments in cases regarding payment obligations under the state settlement agreements with Florida, Texas, Mississippi and Minnesota for brands previously sold to a third party. Also included in the litigation payments in 2020 was the payment in respect of a settlement of an excise dispute in Russia with regard to prior periods. The movement in non-cash items in 2021 reflected above mainly relates to the non-cash charges recognised in respect of the disposal of the Group’s operations in Iran.

Expenditure on research and development was approximately £304 million in 2021 (2020: £307 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities

Net cash used in investing activities increased by £357 million to £1,140 million (2020: £783 million) largely due to a net outflow of £228 million (2020: £159 million net outflow) from short-term investment products, including treasury bills, the disposal of the Group’s operations in Iran (£98 million) and the purchase of the equity stake in Organigram. Purchases of property, plant and equipment were largely in line with 2020, at £527 million (2020: £511 million).

Included within investing activities is gross capital expenditure. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2021, the Group invested £664 million, an increase of 2.5% on the prior year (2020: £648 million). The Group expects gross capital expenditure in 2022 of approximately £750 million mainly related to the ongoing investment in the Group’s operational infrastructure, including the expansion of our New Categories portfolio.

Net cash used in financing activities

Net cash used in financing activities was an outflow of £8,749 million in 2021 (2020: £7,897 million outflow). The higher 2021 outflow was mainly due to the payment of the dividend £4,904 million (2020: £4,745 million, with the increase due to the higher dividend per share) and the net repayment of borrowings (2021: £3,865 million; 2020: £807 million), partly offset by the issuance of perpetual hybrid bonds (£1,681 million inflow in 2021) and lower interest paid in the year of £1,479 million (2020: £1,737 million). The interest paid in 2020 included charges in relation to the refinancing programme in that year.

Notes to the Financial Statements

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance and Transformation Director and Treasury function. The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period. As at 31 December 2021, the average centrally managed debt maturity of bonds was 10.1 years (31 December 2020: 9.9 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.6% (31 December 2020: 16.4%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook). The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to continue to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating. In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 31 December 2021, the relevant ratios of floating* to fixed rate borrowings were 10:90 (31 December 2020: 7:93) on a net basis.

Available facilities

It is Group policy that short-term sources of funds (including drawings under both the US$4 billion U.S. commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 31 December 2021, there was £269 million of commercial paper outstanding (31 December 2020: undrawn). Cash flows relating to commercial paper issuances with maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.

At 31 December 2021, the Group had access to a £5.85 billion revolving credit facility. This facility was undrawn at 31 December 2021. In 2021, the Group exercised the first of the one-year extension options on both tranches of the revolving credit facility, with the second one-year extension subsequently exercised in February 2022. Effective March 2022, therefore, the £2.85 billion 364-day tranche will be extended to March 2023 at the reduced amount of £2.7 billion and £2.5 billion of the five-year tranche will be extended from March 2026 to March 2027 (with £3.0 billion of this tranche remaining available until March 2025 and £2.85 billion remaining available from March 2025 to March 2026).

During 2021, the Group extended short-term bilateral facilities totalling £2.5 billion until March or April 2022, some with extension options to extend for further periods. As at 31 December 2021, £500 million was drawn on a short-term basis. Of such short-term bilateral facilities, in December 2021, the Group amended and extended a total of £500 million until December 2022 and subsequent to year end, the Group amended and extended a further £500 million until January 2023 and, effective April 2022, an additional £350 million was agreed to be extended until October 2022 and £500 million until April 2023. Cash flows relating to bilateral facilities that have maturity periods of three months or less are presented on a net basis in the Group’s cash flow statement.

Issuance, drawdowns and repayment in the period

•	In February 2021, the Group repaid a €650 million bond at maturity;

•	A £1,929 million term loan that had a maturity date in January 2022, was partly repaid in June 2021 (£500 million) with the remaining £1,429 million repaid in September 2021;

•	In July, August, September and November 2021, the Group repaid £500 million, €1.1 billion, CHF 400 million and €500 million of bonds at maturity, respectively; and

•

The Group issued perpetual hybrid bonds totalling €2 billion in September 2021. The issuance allows the Group to raise incremental euro-denominated securities which contributes to a more efficient alignment of the Group’s earnings currency. It also contributes to the diversification of the Group’s sources of funding and further strengthens its capital structure. The issuance provides the additional benefit of supporting the deleveraging journey with the addition of a small benefit to the credit metrics.

* As at 31 December 2021, the Group’s floating rate borrowings have no exposure in relation to IBOR reform as its floating rate bond of US$750 million is due to mature in August 2022 before the USD LIBOR ceases. Additionally, the Group has hedging instruments that are indexed to sterling LIBOR interest rates. The Group signed up to the ISDA 2020 IBOR Fallback Protocol as published by the International Swaps and Derivative Association Inc., ensuring that appropriate fallback rates will apply in relation to derivatives that are impacted by LIBOR cessation and therefore certainty on the basis of the further cash flows. The hedge relationship on these derivatives will continue with the resulting ineffectiveness likely to be immaterial.

Notes to the Financial Statements

RELATED PARTY DISCLOSURES

The Group’s related party transactions and relationships for 2020 were disclosed on pages 222 and 223 of the Annual Report and Form 20-F for the year ended 31 December 2020.

In the year ended 31 December 2021, other than in respect of Organigram and Bentoel (as described on page 20) there were no material changes in related parties or related party transactions. Full details of the Group’s related party transactions as at 31 December 2021 will be included in the Annual Report and Form 20-F for the year ended 31 December 2021.

EARNINGS PER SHARE

Basic earnings per share were up 6.0% at 296.9p (2020: 280.0p) driven by the growth in operational performance before the impact of translational foreign exchange, a lower effective tax rate and lower net finance costs. Furthermore, 2020 included charges in the U.S. with regards to litigation related to the MSA on brands sold to a third party.

Before adjusting items (discussed on pages 30 to 33) and including the dilutive effect of employee share schemes, adjusted diluted earnings per share fell by 0.8% to 329.0p (2020: 331.7p) as the Group’s improved operating performance, reduction in underlying tax rate and lower net finance costs were more than offset by the translational foreign exchange headwind on the Group’s results. On a constant translational foreign exchange basis, adjusted diluted earnings per share were 6.6% higher at 353.5p.

Years ended 31 December	2021	2020

	pence	pence
Earnings per share

- basic	296.9	280.0

- diluted	295.6	278.9

Adjusted earnings per share

- basic	330.4	333.0

- diluted	329.0	331.7

Headline earnings per share

- basic	316.7	295.5

- diluted	315.3	294.4

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 30 to 33):

Years ended 31 December	2021	2020

	pence	pence
Diluted earnings per share	295.6	278.9

Effect of restructuring and integration costs	4.9	14.9

Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	12.7	20.5

Effect of disposal of the Group’s operations in Iran	15.6	-

Effect of excise and VAT dispute	1.0	(1.1)

Effect of retrospective guidance on overseas withholding tax	-	(1.8)

Effect of other adjusting items	0.6	16.7

Effect of associates’ adjusting items	0.5	(0.6)

Effect of other adjusting items in net finance costs	2.4	5.1

Effect of adjusting items in respect of deferred taxation	(4.3)	(0.9)

Adjusted diluted earnings per share	329.0	331.7

Notes to the Financial Statements

Earnings per share cont…

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2021 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

Years ended 31 December	2021	2020
	pence	pence
Diluted earnings per share	295.6	278.9

Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	4.2	17.0

Effect of losses on disposal of property, plant and equipment, held-for-sale assets, partial/full implementation of IFRS 16 Leases and sale and leaseback (net of tax)	(0.3)	(0.8)

Effect of impairment on investments transferred to held-for-sale (net of tax)	3.6	-

Effect of foreign exchange reclassification from reserves to the income statement	12.5	-

Issue of shares and changes in shareholding of associates	(0.3)	(0.7)

Diluted headline earnings per share	315.3	294.4

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

Years ended 31 December	2021	2020
	£m	£m
Earnings	6,789	6,400

Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	96	391

Effect of losses on disposal of property, plant and equipment, held-for-sale assets, partial/full implementation of IFRS 16 Leases and sale and leaseback (net of tax)	(8)	(18)

Effect of impairment on investments transferred to held-for-sale (net of tax)	83	-

Effect of foreign exchange reclassification from reserves to the income statement	289	-

Issue of shares and changes in shareholding of associates	(6)	(17)

Headline earnings	7,243	6,756

The earnings per share are based on:

Years ended 31 December	2021		2020
	Earnings	Shares	Earnings	Shares

	£m	m	£m	m
Earnings per share

- basic	6,789	2,287	6,400	2,286

- diluted	6,789	2,297	6,400	2,295

Adjusted earnings per share

- basic	7,556	2,287	7,613	2,286

- diluted	7,556	2,297	7,613	2,295

Headline earnings per share

- basic	7,243	2,287	6,756	2,286

- diluted	7,243	2,297	6,756	2,295

Earnings used in the basic, diluted and headline earnings per share calculation represent the profit attributable to the ordinary equity shareholders after deducting amounts representing the coupon on perpetual hybrid bonds on a pro-rata basis regardless of whether or not coupons have been declared and paid in the period. In 2021, this was £12 million (2020: £nil).

Notes to the Financial Statements

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below, are further described in Note 27 to the 2020 Annual Report and Accounts and Form 20-F and will be included in the 2021 Annual Report and Accounts and Form 20-F. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgment. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that are in or may proceed to litigation in a number of countries, including Brazil and the Netherlands.

The Group is also appealing the ruling in respect of sales taxes and penalties in South Korea.

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant. While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

Canada

In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (approximately £5.8 billion) and CAD$118 billion (approximately £69 billion), and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £164 billion) and CAD$630 billion (approximately £368 billion) in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion (approximately £193 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD$9.4-$10.9 billion in damages (approximately £5.5 billion - £6.4 billion) in respect of environmental tobacco smoke. No trial date has been set. In respect of New Brunswick, on 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision requiring the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 has been delayed. No new trial date has been set.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the two Quebec class actions. ITCAN’s share of the judgment is approximately CAD$9.2 billion. As a result of this judgment, the attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Group Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, ITCAN filed for protection under the CCAA. In its application, ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation (the “stays”). The stays are currently in place until 31 March 2022. While the stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

U.S. - Engle

As at 31 December 2021, the Group’s subsidiaries, R. J. Reynolds Tobacco Company (RJRT), Lorillard Tobacco Company (Lorillard Tobacco) and Brown & Williamson Holdings, Inc., had collectively been served in 1,071 pending Engle progeny cases filed on behalf of approximately 1,304 individual plaintiffs. Many of these are in active discovery or nearing trial. In 2021, RJRT or Lorillard Tobacco paid judgments in five Engle progeny cases. Those payments totalled US$15 million (approximately £11 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest. In addition, from 1 January 2019 to 31 December 2021, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco for US$65 million (approximately £48 million) in compensatory damages (as adjusted) and US$160 million (approximately £118 million) in punitive damages. A majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £148 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group’s subsidiaries will likely be required to bond and pay additional judgments as the litigation proceeds.

Fox River

In January 2017, NCR and Appvion entered into a Consent Decree with the U.S. Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017. The U.S. Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the U.S. Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of costs on the Fox River. This Consent Decree was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019, and concludes all existing litigation on the Fox River clean-up. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments in the period of £8 million, with the provision standing at £62 million at 31 December 2021 (2020: £70 million) after disbursements.

In July 2016, the High Court ruled in favour of a Group subsidiary, BTI 2014 LLC (“BTI”), stating that a dividend of €135 million (approximately £113 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of BTI and of negatively impacting its interests. On 10 February 2017, following a hearing in January 2017 to determine the relief due, the Court found in BTI’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million (approximately £137 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the UK Supreme Court. Both parties applied directly to the UK Supreme Court for permission to appeal in March 2019. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. The hearing of BTI’s appeal was listed to take place on 25 and 26 March 2020 but was adjourned because of the COVID-19 pandemic. The hearing of BTI’s appeal took place before the Supreme Court on 4 and 5 May 2021 and the judgment is awaited. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

Investigations

From time to time, the Group investigates, and becomes aware of governmental authorities’ investigations into allegations of misconduct against Group companies. The Group cooperates with the authorities’ investigations, where appropriate, including with the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions.

Potential fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not possible to identify the timescale in which these matters might be resolved.

Summary

Having regard to all these matters, with the exception of Fox River, Quebec and certain Engle progeny cases, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group.

Full details of the litigation against Group companies and tax disputes as at 31 December 2021 will be included in the Annual Report and Form 20-F for the year ended 31 December 2021. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments in 2020 or to date in 2021 that would impact the financial position of the Group.

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There were (at 31 December 2021) 18 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court heard appeals in two separate trials during 2020. The judgment in the first hearing was handed down in November 2020 and concerned the time limit for bringing claims. The Supreme Court remitted that matter to the High Court to determine whether the claim is within time on the facts. The judgment from the second hearing was handed down in July 2021 and concerned the appropriate methodology to compute the claim. Applying that judgment reduces the value of the FII claim to approximately £0.3 billion, mainly as the result of the application of simple interest and the limitation to claims for advanced corporation tax offset against lawful corporation tax charges, which is subject to the determination of the timing issue by the High Court and any subsequent appeal.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the income statement in the current or prior period in respect of the receipt (being net £0.9 billion) and is held within trade and other payables. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £20 million in respect of 2021 (2020: £21 million) accruing on the balance, which was also treated as an adjusting item.

The final resolution of all issues in the litigation is likely to take a number of years and the Group intends from 2022 onwards to commence annual interim repayments to HMRC of at least £50 million per annum.

Notes to the Financial Statements

RETIREMENT BENEFIT SCHEMES

The Group’s subsidiary undertakings operate various funded and unfunded defined benefit schemes, including pension and post-retirement healthcare schemes, and defined contribution schemes in various jurisdictions, with its most significant arrangements being in the U.S., UK, Canada, Germany, Switzerland and the Netherlands. In aggregate, schemes in these territories account for over 90% of the total underlying obligations of the Group’s defined benefit arrangements and over 70% of the defined benefit net costs charged to adjusted profit from operations.

Benefits provided through defined contribution schemes are charged as an expense as payments fall due. The liabilities arising in respect of defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.

The present value of total funded scheme liabilities as at 31 December 2021 was £10,084 million (2020: £12,223 million), while unfunded scheme liabilities amounted to £1,037 million (2020: £1,147 million). The fair value of scheme assets decreased from £12,576 million in 2020 to £10,816 million in 2021. The overall net liability for all pension and healthcare schemes in Group subsidiaries amounted to £321 million at the end of 2021, compared to £810 million at the end of 2020.

The reduction in net liability may be largely attributed to the impact of higher discount rates applied in the U.S. (2021: 3.0%; 2020: 2.6%) and the UK (2021: 1.8%; 2020: 1.4%) offset by an increase in the inflation assumption for the UK (2021: 3.4%; 2020: 3.0%).

In addition, during 2021, the risk profiles and values of amounts relating to retirement benefit arrangements were impacted by the following transactions:

On 7 October 2021, a partial buy-out was concluded in the U.S. with approximately US$1.9 billion (£1.4 billion) of plan liabilities removed from the balance sheet, resulting in a settlement gain of £35 million reported as a settlement in the income statement, and recognised as an adjusting item;

On 2 September 2021, a buy-in agreement was entered into in Canada, with five insurers to acquire insurance policies that operate as an asset of its largest Canadian scheme, the Imasco Pension Fund Society Plan (‘Society Plan’). CAD$766 million (£451 million) of plan assets were transferred with no further funding required from the Group; and

On 19 May 2021, the Trustee of the British American Tobacco UK Pension Fund (UK Fund) entered into second buy-in, acquiring an insurance policy that matches a specific part of the UK Fund’s future cash flow arising from the accrued pension liabilities of pensioners and deferred members, following the first agreement entered into in May 2019. This involved the transfer of £383 million of assets held by the UK Fund, and, as such, has no cash effect to the Group.

In accordance with IAS 19 basis, any initial gains or losses on entering into these contracts has been recognised in other comprehensive income with no impact to the income statement. Subsequently, the fair value of the buy-in insurance policies noted above will match the present value of the liabilities being insured and gains or losses on these assets will match similar amounts on insured liabilities through the statement of other comprehensive income.

Other Information

DIVIDENDS

The Board has declared an interim dividend of 217.8p per ordinary share of 25p, for the year ended 31 December 2021, payable in four equal quarterly instalments of 54.45p per ordinary share in May 2022, August 2022, November 2022 and February 2023. This represents an increase of 1.0% on 2020 (2020: 215.6p per share), and a payout ratio, on 2021 adjusted diluted earnings per share, of 66.2%.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record dates set out under the heading ‘Key Dates’ below.

General dividend information

Under IFRS, the dividend is recognised in the year that it is approved by shareholders or, if declared as an interim dividend by directors, in the period that it is paid.

The cash flow, prepared in accordance with IFRS, reflects the total cash paid in the period, amounting to £4,904 million (2020: £4,745 million).

		2021		2020

Dividends declared:	Pence per share	USD per ADS	Pence per share	USD per ADS

Quarterly payment 1 (paid May 2021)	53.90	0.7576180	52.60	0.6424030

Quarterly payment 2 (paid August 2021)	53.90	0.7345300	52.60	0.6889020

Quarterly payment 3 (paid November 2021)	53.90	0.7217210	52.60	0.6895860

Quarterly payment 4 (paid February 2022)	53.90	0.7298860	52.60	0.7178320
	215.6	2.943755	210.4	2.738723

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in U.S. dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (ADR) programme in respect of each quarterly dividend payment.

South Africa Branch Register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Other Information

Dividends cont…

Key dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable. All dates are 2022, unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	11 February

Publication of finalisation information (JSE)	14 March	28 June	20 September	12 December

No removal requests permitted between the UK main register and the South Africa branch register	14 March– 28 March (inclusive)	28 June– 11 July (inclusive)	20 September– 3 October (inclusive)	12 December– 27 December (inclusive)

Last Day to Trade (LDT) cum dividend (JSE)	22 March	5 July	27 September	20 December

Shares commence trading ex-dividend (JSE)	23 March	6 July	28 September	21 December

No transfers permitted between the UK main register and the South Africa branch register	23 March– 28 March (inclusive)	6 July– 11 July (inclusive)	28 September – 3 October (inclusive)	21 December– 27 December (inclusive)

No shares may be dematerialised or rematerialised on the South Africa branch register	23 March– 28 March (inclusive)	6 July– 11 July (inclusive)	28 September– 3 October (inclusive)	21 December– 27 December (inclusive)

Shares commence trading ex-dividend (LSE and NYSE)	24 March	7 July	29 September	22 December

Record date (JSE, LSE and NYSE)	25 March	8 July	30 September	23 December

Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	8 April	27 July	20 October	12 January 2023

Payment date (LSE and JSE)	4 May	17 August	10 November	2 February 2023

ADS payment date (NYSE)	9 May	22 August	15 November	6 February 2023

Note:

(1)	The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

Other Information

NON-FINANCIAL KPIs

Volume

Volume is defined as the number of units sold. Units may vary between categories. This can be summarised for the principal metrics as follows:

-	Factory-made cigarettes (FMC) – sticks, regardless of weight or dimensions;

-

Roll-Your-Own / Make-Your-Own – kilos, converted to a stick equivalent based upon 0.8 grams (per stick equivalent) for Roll-Your-Own and between 0.5 and 0.7 grams (per stick equivalent) for Make-Your-Own;

-

Traditional oral – pouches (being 1:1 conversion to stick equivalent) and kilos, converted to a stick equivalent based upon 2.8 grams (per stick equivalent) for Moist Snuff, 2.0 grams (per stick equivalent) for Dry Snuff and 7.1 grams (per stick equivalent) for other oral;

-	Modern Oral – pouches, being 1:1 conversion to stick equivalent;

-	Tobacco Heat sticks – sticks, being 1:1 conversion to stick equivalent; and

-	Vapour – pods and 10 millilitre bottles. There is no conversion to a stick equivalent.

Volume is recognised in line with IFRS 15 Revenue from Contracts with Customers, based upon transfer of control. It is assumed that there is no material difference, in line with the Group’s recognition of revenue, between the transfer of control and shipment date.

Volume is used by management and investors to assess the relative performance of the Group and its brands within categories, given volume is a principal determinant of revenue.

Volume share

Volume share is the number of units bought by consumers of a specific brand or combination of brands, as a proportion of the total units bought by consumers in the industry, category or other sub-categorisation. Sub-categories include, but are not limited to, the total nicotine category, modern oral, vapour, traditional oral, total oral or cigarette. Except when referencing particular markets, volume share is based on our key markets (representing over 85% of the Group’s cigarette and THP volume).

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess volume share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers including distributors / wholesalers.

Volume share is used by management to assess the relative performance to the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. The Group’s management believes that this measure is useful to investors to understand the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates. This measure is also useful to understand the Group’s performance when seeking to grow scale within a market or category from which future financial returns can be realised. Volume share provides an indicator of the Group’s relative performance in unit terms versus competitors.

Volume share in each period compares the average volume share in the period with the average volume share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point in time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances, the Group states these at a specific date (for instance, December 2021).

Value share

Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion. Except when referencing particular markets, value share is based on our key markets (representing around 90% of the Group’s cigarette and THP value).

Other Information

Non-Financial KPIs cont….

Where possible, the Group utilises data provided by third-party organisations, including AC Nielsen, based upon retail audit of sales to consumers. In certain markets, where such data is not available, other measures are employed which assess value share based upon other movements within the supply chain, such as sales to retailers. This may depend on the provision of data to the industry by the customers (including distributors and wholesalers).

Value share is used by management to assess the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market. The measure is particularly useful when the Group’s products and/or the relevant category in the market in which they are sold has developed or achieved scale from which value can be realised. The Group’s management believes that this measure is useful to investors to comprehend the relative performance of the Group and its brands against the performance of its competitors in the categories and geographies in which the Group operates, specifically indicating the Group’s ability to realise value relative to the market.

Value share in each period compares the average value share in the period with the average value share in the prior year. This is a more robust measure of performance, removing short-term volatility that may arise at a point of time.

However, in certain circumstances, related to periods of introduction to a market, in order to illustrate the latest performance, data may be provided as at the end of the period rather than the average in that period. In these instances the Group states these at a specific date (for instance, December 2021).

Price mix

Price mix is a term used by management and investors to explain the movement in revenue between periods. Revenue is affected by the volume (how many units are sold) and the value (how much is each unit sold for). Price mix is used to explain the value component of the sales as the Group sells each unit for a value (price) but may also achieve a movement in revenue due to the relative proportions of higher value volume sold compared to lower value volume sold (mix).

This term is used to explain the Group’s relative performance between periods only. It is calculated as the difference between the movement in revenue (between periods) and volume (between periods). For instance, the growth in combustibles revenue (excluding translational foreign exchange movements) of 4.0% in 2021, with a decline in combustibles volume of 0.3% in 2021, leads to a price mix of 4.3% in 2021. No assumptions underlie this metric as it utilises the Group’s own data.

Consumers of Non-combustible products

The number of consumers of Non-Combustible products is defined as the estimated number of Legal Age (minimum 18 years) consumers of the Group’s Non-Combustible products. In markets where regular consumer tracking is in place, this estimate is obtained from adult consumer tracking studies conducted by third parties (including Kantar). In markets where regular consumer tracking is not in place, the number of consumers of Non-Combustible products is derived from volume sales of consumables and devices in such markets, using consumption patterns obtained from other similar markets with adult consumer tracking (utilising studies conducted by third parties including Kantar). The number of consumers is adjusted for those identified (as part of the consumer tracking studies undertaken) as using more than one BAT Brand – referred to as “poly users”.

The number of Non-Combustible products consumers is used by management to assess the number of consumers using the Group’s New Categories products as the increase in Non-Combustible products is a key pillar of the Group’s ESG ambition and is integral to the sustainability of our business.

The Group’s management believes that this measure is useful to investors given the Group’s ESG ambition and alignment to the sustainability of the business with respect to the Non-Combustibles portfolio.

Other Information

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, which are before the impact of adjusting items and are reconciled from revenue, profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. The Group also supplements its presentation of revenue in accordance with IFRS by presenting the non-GAAP component breakdowns of adjusted revenues by product category (including adjusted revenue generated from Vapour, Tobacco Heating Products, Modern Oral, New Categories as a whole, Combustibles and Traditional Oral), including by geographic segment (including adjusted revenue generated in the United States, Europe and North Africa, Americas and Sub-Saharan Africa and Asia-Pacific and Middle East). The Group’s Management Board believes these measures, which are used internally, are useful to the users of the financial statements in helping them understand the underlying business performance of individual Group product categories, including by geographic segments.

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its product categories and geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information

Non-GAAP measures cont…

The Group also presents net debt, a non-GAAP measure, on page 16. The Group uses net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. As a result, readers should not consider this measure in isolation from, or as a substitute analysis for the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2021 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on pages 36 and 37.

The Group also presents underlying tax rate, a non-GAAP measure, on page 15. The Group uses underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Adjusted revenue at constant rates of exchange

Definition: Revenue before adjusting items and the impact of foreign exchange.

For the year ended 31 December	2021	2020

	£m	£m

Revenue	25,684	25,776

Adjusting items	-	-

Impact of translational foreign exchange	1,877	-

Adjusted revenue at constant exchange rates	27,561	25,776

Revenue by Product Category, including New Categories, at constant rates of exchange

Definition: Revenue derived from each of the main product categories, including New Categories, before the impact of foreign exchange. This measure enables users of the financial statements to better compare the Group’s business performance across and with reference to the Group’s investment activity.

For the year ended 31 December	2021	Impact of	2021 at 2020	2020
		exchange	CC
	£m	£m	£m	£m

New Categories	2,054	124	2,178	1,443

Vapour	927	46	973	611

THP	853	74	927	634

Modern Oral	274	4	278	198

Traditional Oral	1,118	77	1,195	1,160

Non-Combustibles	3,172	201	3,373	2,603

Combustibles	22,029	1,640	23,669	22,752

Other	483	36	519	421

Total Revenue	25,684	1,877	27,561	25,776

Other Information

Non-GAAP measures cont…

Adjusted profit from operations, at constant rates of exchange and adjusted operating margin

Definition: Profit from operations before the impact of adjusting items (described on pages 30 to 32) and before the impact of foreign exchange and adjusted profit from operations as a percentage of revenue.

For the year ended 31 December	2021	2020

	£m	£m

Profit from operations	10,234	9,962

Restructuring and integration costs	150	408

Amortisation and impairment of trademarks and similar intangibles	306	339

Impairment of goodwill (including Peru in 2021 and Malaysia in 2020)	57	209

Credit in respect of an excise dispute in Russia	-	(40)

Charge in respect of MSA liabilities related to brands sold to a third party	-	400

Credit in respect of the partial buy-out of the pension fund in the U.S.	(35)	-

Charge in respect of the sale of the Group’s operations in Iran	358	-

Other adjusting items (including Engle)	80	87

Adjusted profit from operations	11,150	11,365

Impact of translational foreign exchange on adjusted profit from operations	802

Adjusted profit from operations at constant exchange rates	11,952

Operating margin (Profit from operations as % of revenue)	39.8%	38.6%

Adjusted operating margin (Adjusted profit from operations as a % of revenue)	43.4%	44.1%

Adjusted net finance costs, at constant rates of exchange

Definition: Net finance costs before the impact of adjusting items (described on page 33) and before the impact of foreign exchange.

For the year ended 31 December	2021	2020
	£m	£m
Finance costs	(1,521)	(1,795)
Finance income	35	50
Net finance costs	(1,486)	(1,745)
Less: Adjusting items in net finance costs	55	153
Net adjusted finance costs	(1,431)	(1,592)
Comprising:
Interest payable	(1,493)	(1,654)
Interest and dividend income	35	50
Fair value changes – derivatives	(252)	217
Exchange differences	279	(205)
Net adjusted finance costs	(1,431)	(1,592)
Impact of translational foreign exchange	(89)
Net adjusted finance costs (at constant rates of exchange)	(1,520)

Adjusted taxation

Definition: Taxation before the impact of adjusting items (described on page 33).

For the year ended 31 December		2021	2020

		£m	£m

UK

-	current year tax	1	38

-	adjustment in respect of prior periods	(26)	-

Overseas

-	current year tax	2,418	2,369

-	adjustment in respect of prior periods	(17)	18

Current tax		2,376	2,425

Deferred tax		(187)	(317)

Taxation on ordinary activities		2,189	2,108

Adjusting items		210	322

Net adjusted tax charge		2,399	2,430

Other Information

Non-GAAP measures cont…

Underlying	tax rate

Definition: Tax rate incurred before the impact of adjusting items (described on page 33) and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

For the year ended 31 December	2021	2020
	£m	£m

Profit before taxation (PBT)	9,163	8,672

Less: Share of post-tax results of associates and joint ventures	(415)	(455)

Adjusting items within profit from operations	916	1,403

Adjusting items within finance costs	55	153

Adjusted PBT, excluding associates and joint ventures	9,719	9,773

Impact of translational foreign exchange	714

Adjusted PBT, excluding associates and joint ventures (at constant rates)	10,433

Taxation on ordinary activities	(2,189)	(2,108)

Adjusting items within taxation and taxation on adjusting items	(210)	(322)

Adjusted taxation	(2,399)	(2,430)

Impact of translational foreign exchange on adjusted taxation	(164)

Adjusted taxation (at constant rates)	(2,563)

Underlying tax rate	24.7%	24.9%

Underlying tax rate (constant rates)	24.6%

Effective tax rate	23.9%	24.3%

Adjusted diluted earnings per share, at constant rates of exchange

Definition: diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange.

For the year ended 31 December	2021	2020
	pence	pence

Diluted earnings per share	295.6	278.9

Effect of restructuring and integration costs	4.9	14.9

Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	12.7	20.5

Effect of disposal of the Group’s operations in Iran	15.6	—

Effect of excise and VAT dispute	1.0	(1.1)

Effect of retrospective guidance on overseas withholding tax	—	(1.8)

Effect of other adjusting items	0.6	16.7

Effect of associates’ adjusting items	0.5	(0.6)

Effect of other adjusting items in net finance costs	2.4	5.1

Effect of adjusting items in respect of deferred taxation	(4.3)	(0.9)

Adjusted diluted earnings per share	329.0	331.7

Impact of translational foreign exchange	24.5

Adjusted diluted earnings per share, at constant exchange rates	353.5

Other Information

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Other Information

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Other Information

ADDITIONAL INFORMATION

British American Tobacco is one of the world’s leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Neo, Newport, Camel (in the U.S.) and Natural American Spirit (in the U.S.) – and over 200 brands in our portfolio, including a growing portfolio of potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

ANNUAL REPORT and FORM 20-F

Statutory accounts

The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2021 or 2020. Statutory accounts for 2020 have been delivered to the Registrar of Companies and those for 2021 will be delivered following the Company’s Annual General Meeting. The auditors’ report on the 2020 accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Publication

The Annual Report and Form 20-F will be published on bat.com on or around 8 March 2022. A printed copy will later be mailed to shareholders on the UK main register who have elected to receive it. At the same time, shareholders will be notified of the availability of the Annual Report and Form 20-F on the website and of the Performance Summary together with other ancillary documents in accordance with their elections. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register. In addition, the Company files its Annual Report on Form 20-F and other documents with the United States Securities and Exchange Commission (SEC). BAT’s filings are available to the public, together with the public filings of other issuers, at the SEC’s website, www.sec.gov.

The Group financial statements (including the notes to the financial statements and the report of the independent registered public accounting firm (for U.S. purposes) for the year ended 31 December 2021), the consent of KPMG LLP and management’s report on internal control over financial reporting will be filed on a Form 6-K with the SEC on or around 11 February 2022 and will be available on the SEC’s website at www.sec.gov. That Form 6-K will be submitted to the U.K. National Storage Mechanism thereafter and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

DISTRIBUTION OF PRELIMINARY STATEMENT

This announcement is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services. Contact details are set out below.

This announcement was approved by the Board of Directors on 10 February 2022.

Other Information

OTHER PRODUCTS

The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units.

The conversion rates that are applied:

Equivalent to one cigarette

Tobacco Heat sticks		1 heat stick

Cigars		1 cigar (regardless of size)

Oral

-	Pouch	1 pouch

-	Moist Snuff	2.8 gram

-	Dry Snuff	2.0 gram

-	Loose leaf, plug, twist	7.1 gram

Pipe tobacco		0.8 gram

Roll-your-own		0.8 gram

Make-your-own

-	Expanded tobacco	0.5 grams

-	Optimised tobacco	0.7 grams

Roll-your-own (RYO)

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR 2022*

Thursday 28 April	Annual General Meeting at 11.30 am

Details of the venue and business to be proposed at the meeting will be set out in the Notice of AGM, which will be made available to all shareholders and published on www.bat.com.

The format for the 2022 AGM will be contingent on applicable UK Government health and safety restrictions in place at that time.

Wednesday 27 July	Half-Year Report

* Indicated dates are subject to change

Other Information

FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

In particular, these forward-looking statements include, among other statements, statements regarding the Group’s future financial performance, planned product launches and future regulatory developments and business objectives (including with respect to sustainability and other environmental, social and governance matters), as well as: (i) certain statements in the Chief Executive Statement (pages 1 to 2); (ii) certain statements in the Finance and Transformation Director’s Statement (page 2); (iii) certain statements in the Category Performance Review (pages 4 to 8); (iv) certain statements in the Regional Review section (pages 9 to 13); (v) certain statements in the Other Financial Information section (pages 14 to 17); (vi) certain statements in the Other Information section (pages 18 to 22); (vii) certain statements in the Notes to the Financial Statements section (pages 29 to 41), including the Liquidity and Contingent Liabilities and Financial Commitments sections; and (viii) certain statements in the Other Information section (pages 42 to 53), including the Non-GAAP Measures sections and under the heading “Dividends”.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the British American Tobacco Group (the “Group”) operates, including the projected future financial and operating impacts of the COVID-19 pandemic.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary statement”, “Group Principal Risks” and “Group Risk Factors” in the 2020 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT). Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

No statement in this announcement is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

All financial statements and financial information provided by or with respect to the U.S. or Reynolds American are initially prepared on the basis of U.S. GAAP and constitute the primary financial statements or financial records of the U.S. / Reynolds American. This financial information is then converted to International Financial Reporting Standards as issued by the IASB and as adopted for use in the UK (“IFRS”) for the purpose of consolidation within the results of the Group. To the extent any such financial information provided in this announcement relates to the U.S. or Reynolds American it is provided as an explanation of, or supplement to, Reynolds American’s primary U.S. GAAP based financial statements and information.

Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products including Velo, Grizzly, Kodiak, Camel Snus and Granit, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without Agency clearance.

CORPORATE INFORMATION

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK

tel: 0800 408 0094; +44 370 889 3159

Share dealing tel: 0370 703 0084 (UK only)

Your account: www.computershare.com/uk/investor/bri

Share dealing: www.computershare.com/dealing/uk

Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing

JSE (Share Code: BTI)

Shares are traded in electronic form only and transactions settled electronically through Strate.

Computershare Investor Services Proprietary Limited

Private Bag X9000, Saxonwold 2132, South Africa

tel: 0861 100 634; +27 11 870 8216

email enquiries: web.queries@computershare.co.za

Sponsor for the purpose of the JSE

UBS South Africa (Pty) Ltd

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: +1 888 985 2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

tel: +44 20 7511 7797

e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.

Registered office

Globe House, 4 Temple Place, London, WC2R 2PG, UK

tel: +44 20 7845 1000;

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.

Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront, Cape Town 8000

South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6712

GLOSSARY and DEFINITIONS

The following is a summary of the key terms used within this report:

Term	Definition
AMSSA	Americas (excluding U.S.) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa.
APME	Asia Pacific and Middle East. The key markets are: Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam.
British American Tobacco, BAT, Group, we, us and our	When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes business activity, this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.
Cigarette	Factory made cigarettes (FMC) and products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.
Combustibles	Cigarettes and OTP.
Constant Currency / Constant rates	Presentation of results in the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.
Developed Markets	As defined by the World Economic Outlook as Advanced Economies and those within the European Union.
Emerging Markets	Those markets not defined as Developed Markets.
ENA

Europe and North Africa. The key markets are:

Algeria, Belgium, the Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, the United Kingdom, Ukraine.

From 1 January 2022, Algeria, Sudan, Morocco, Tunisia and Egypt will move to APME. From that date, ENA will be renamed Europe.

GTR	Global Travel Retail.
Key markets

The key markets are:

Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa, Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam, Algeria, Belgium, the Czech Republic, Denmark, Egypt, France, Germany, Italy, Kazakhstan, Morocco, Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, the United Kingdom, Ukraine and the United States.

Modern Oral	Includes EPOK, Lyft, Velo and other modern white snus.
New Categories	Includes Vapour, THP and Modern Oral.
Non-Combustibles	New Categories plus Traditional Oral.
OTP	Other Tobacco Products, including make-your-own, roll-your-own, Pipe and Cigarillos.
Project Quantum	Review of the Group’s operating model to drive increased agility and efficiency.
Reduced risk*	Based on the available science, products within “New Categories” and “Traditional Oral” have been shown to be reduced-risk; are likely to be reduced-risk or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.
Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (U.S.), Camel (U.S.), glo and Neo.
Strategic Portfolio	Comprises strategic combustibles, strategic traditional oral and New Categories – and includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (U.S.), Camel (U.S.), Vype, Vuse, glo, Neo, Ten Motives, Velo, EPOK, Lyft, Granit, Mocca, Grizzly, Camel Snus, Kodiak.
Top 5 / T5 vapour markets	Being the top 5 markets for industry vapour sales by revenue – U.S., Canada, UK, France and Germany. These markets represent an estimated 75% of Global industry vapour revenue (closed systems).
Top 5 / T5 modern oral markets	Being the top 5 markets for industry modern oral sales by revenue – U.S., Sweden, Norway, Denmark and Switzerland. These markets represent an estimated 90-95% of Global industry modern oral revenue. Germany has been removed from the priority market given the suspension in sales in 2021.
Top 9 / T9 THP markets	Being the top 9 markets for industry THP sales by revenue – Japan, South Korea, Russia, Italy, Romania, Germany, Ukraine, Poland and the Czech Republic. These markets represent an estimated 90-95% of Global industry THP revenue.
THP	Tobacco heating products (i.e., the devices, which include glo and our hybrid products) or Tobacco heated products (i.e., the consumables used by Tobacco heating product devices).
Traditional Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus and Lundgrens).
U.S.	United States of America (a key market).
Value share	Value share is the retail value of units bought by consumers of a particular brand or combination of brands, as a proportion of the total retail value of units bought by consumers in the industry, category or other sub-categorisation in discussion.
Volume share	Offtake volume share, as independently measured by retail audit agencies (including Nielsen and Marlin) and scanner sales to consumers, where possible or based on movements within the supply chain (such as sales to retailers) to generate an estimate of shipment share, based upon latest available data. Except when referencing particular markets, volume share is based on our key markets. The Group’s key markets represent over 80% of the Group’s cigarette volume.
Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, ViP and Ten Motives.

*Our vapour product Vuse (including Alto and Vibe), and oral products (including Grizzly, Camel Snus, Kodiak and Velo), which are only sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

In August 2021, the Group disposed of its operations in Iran.

 Additional Information on Revenue by Category by Region

Volume (unit)

For year ended 31 December		U.S.		APME		AMSSA		ENA		Group

	2021	% change	2021	% change	2021	% change	2021	% change	2021	% change

New Categories

Vapour	291	+66.7%	9	+65.6%	62	+102%	173	+29.8%	535	+55.5%

THP	0	+0.0%	9.3	+26.5%	-	-	9.8	+195%	19.1	+78.7%

Modern Oral	602	+272%	254	+197%	-	-100%	2,440	+46.4%	3,296	+70.5%

Traditional Oral	7.1	-5.1%	-	-	-	-	0.9	+6.1%	8.0	-3.9%

Total Non-Combustibles

Cigarettes	70	-5.0%	206	+4.6%	147	+0.1%	214	-2.7%	637	-0.1%

OTP	0	-7.9%	2	-14.1%	1	-7.7%	15	-8.7%	18	-9.2%

Total Combustibles	70	-5.0%	208	+4.4%	148	+0.0%	229	-3.1%	655	-0.3%

Memo: Cigarettes and THP	70	-5.0%	215	+5.4%	147	+0.1%	224	+0.2%	656	+1.2%

Revenue - reported at current rates (£m)

For year ended 31 December		U.S.		APME		AMSSA		ENA		Group

	2021	% change	2021	% change	2021	% change	2021	% change	2021	% change

New Categories	564	+43.0%	535	+4.2%	141	+113.6%	814	+73.6%	2,054	+42.4%

Vapour	561	+46.4%	18	+26.0%	141	+114.8%	207	+40.2%	927	+51.8%

THP	1	-21.8%	511	+2.8%	0	-	341	+149.7%	853	+34.4%

Modern Oral	2	-81.5%	6	+179.3%	0	-100%	266	+43.9%	274	+38.8%

Traditional Oral	1,077	-4.3%	0	-100.0%	0	+0.0%	41	+18.2%	1,118	-3.6%

Total Non-Combustibles	1,641	+8.0%	535	+4.2%	141	+113.6%	855	+69.8%	3,172	+21.9%

Total Combustibles	10,015	+0.9%	3,555	-9.6%	3,435	-2.8%	5,024	-6.2%	22,029	-3.2%

Other	35	+26.9%	101	+13.0%	225	+32.3%	122	-8.9%	483	+14.7%

Total	11,691	+1.9%	4,191	-7.6%	3,801	+0.8%	6,001	+0.1%	25,684	-0.4%

Of which:

Strategic	11,078	+2.4%	2,193	-6.6%	2,211	+8.4%	4,477	+3.4%	19,959	+2.2%

Non-strategic	613	-6.6%	1,998	-8.7%	1,590	-8.2%	1,524	-8.5%	5,725	-8.3%

	11,691	+1.9%	4,191	-7.6%	3,801	+0.8%	6,001	+0.1%	25,684	-0.4%

Revenue - adjusted at constant rates (£m)

For year ended 31 December		U.S.		APME		AMSSA		ENA		Group

	2021	% change	2021	% change	2021	% change	2021	% change	2021	% change

New Categories	604	+53.3%	588	+14.2%	141	+113.8%	845	+80.3%	2,178	+50.9%

Vapour	601	+56.9%	19	+27.5%	141	+115.0%	212	+43.8%	973	+59.3%

THP	1	-16.2%	562	+13.0%	0	-	364	+166.9%	927	+46.1%

Modern Oral	2	-80.1%	7	+198.6%	0	-100%	269	+45.6%	278	+40.6%

Traditional Oral	1,155	+2.6%	0	-100.0%	0	+0.0%	40	+18.1%	1,195	+3.0%

Total Non-Combustibles	1,759	+15.7%	588	+14.2%	141	+113.8%	885	+76.1%	3,373	+29.6%

Total Combustibles	10,734	+8.1%	3,842	-2.3%	3,679	+4.1%	5,414	+1.1%	23,669	+4.0%

Other	37	+36.0%	105	+20.1%	247	+44.7%	130	-4.9%	519	+23.1%

Total	12,530	+9.2%	4,535	0.0%	4,067	+7.8%	6,429	+7.3%	27,561	+6.9%

Of which:

Strategic	11,873	+9.8%	2,395	+2.0%	2,379	+16.6%	4,754	+9.8%	21,401	+9.6%

Non-strategic	657	+0.1%	2,140	-2.2%	1,688	-2.5%	1,675	+0.6%	6,160	-1.3%

	12,530	+9.2%	4,535	0.0%	4,067	+7.8%	6,429	+7.3%	27,561	+6.9%